This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-132095

SUBJECT TO COMPLETION, DATED OCTOBER 3, 2006

P R O S P E C T U S   S U P P L E M E N T

(To Prospectus dated February 28, 2006)

2,400,000 Shares

Depositary Shares Each Representing 1/100 of a Share of

        % Series C Cumulative Redeemable Preferred Stock

Liquidation Preference Equivalent to $25.00 Per Depositary Share

Each of the 2,400,000 depositary shares offered hereby represents ownership of 1/100 of a share of our         % Series C Cumulative Redeemable Preferred Stock, or Series C Preferred Stock. The shares of Series C Preferred Stock represented by the depositary shares will be deposited with American Stock Transfer & Trust Company, as depositary. As a holder of depositary shares, you will be entitled to all proportional rights, preferences and privileges of the Series C Preferred Stock represented thereby, including dividend, voting, redemption and liquidation rights and preferences. The proportionate liquidation preference of each depositary share is $25.00. We have granted the underwriters an option to purchase up to 360,000 additional depositary shares to cover over-allotments.

We will pay cumulative distributions on the Series C Preferred Stock underlying the depositary shares from (and including) the date of original issuance in the amount of $             per depositary share each year, which is equivalent to         % of the $25.00 liquidation preference per depositary share. Dividends will be payable quarterly in arrears, on March 15, June 15, September 15, and December 15, commencing on December 15, 2006. The Series C Preferred Stock has no maturity and will remain outstanding indefinitely unless redeemed. Except in limited circumstances relating to our qualification as a real estate investment trust, or REIT, and as described below, the Series C Preferred Stock and the depositary shares representing the Series C Preferred Stock are not redeemable prior to                     , 2011. On and after                     , 2011, at any time and from time to time the Series C Preferred Stock (and, therefore, the depositary shares) will be redeemable in whole or in part at our option, at a cash redemption price of $2,500.00 per preferred share (equivalent to $25.00 per depositary share), plus all accrued and unpaid dividends (whether or not declared) to the date of redemption.

During any period of time that both (i) the depositary shares (or the Series C Preferred Stock if no longer held in depositary form) are not listed on the New York Stock Exchange, or NYSE, the American Stock Exchange, or AMEX, or NASDAQ, and (ii) we are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, but any shares of Series C Preferred Stock are outstanding, we will (i) increase the cumulative cash distributions payable on the Series C Preferred Stock underlying the depositary shares to a fixed rate of $             per depositary share per year, which is equivalent to         % of the $25.00 liquidation preference, per depositary share and (ii) have the option to redeem the Series C Preferred Stock (and, therefore, the depositary shares), in whole but not in part, within 90 days of the date upon which the depositary shares (or shares of the Series C Preferred Stock) cease to be listed and we cease to be subject to such reporting requirements, for a redemption price of $2,500.00 per share (or $25.00 per depositary share), plus accrued and unpaid distributions, if any, to the redemption date.

Holders of depositary shares representing interests in the Series C Preferred Stock generally have no voting rights, except if we fail to pay dividends for six or more quarterly periods, whether or not consecutive or as required by law.

We intend to apply to list the depositary shares on the NYSE under the symbol “NNNPRC.” We expect trading of the depositary shares on the NYSE to commence within the 30-day period after the initial delivery of the depositary shares.

Investing in the depositary shares and the Series C Preferred Stock involves risks that are described in the “ Risk Factors” sections beginning on page S-5 of this prospectus supplement and page 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated herein by reference.

	Per Depositary Share	Total
Public Offering Price(1)	$	$
Underwriting Discount	$	$
Proceeds to us (before expenses)	$	$

(1)	Plus accrued dividends, if any, from the date of original issuance.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that delivery of the depositary shares offered hereby in book-entry form only will be made against payment therefor in New York, New York on or about October     , 2006.

Joint Bookrunners

Stifel Nicolaus	A.G. Edwards	Raymond James

BB&T Capital Markets

Comerica Securities

PNC Capital Markets LLC

SunTrust Robinson Humphrey

Wells Fargo Securities

The date of this prospectus supplement is October , 2006

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different or additional information. We are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus or the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This document is in two parts. The first part is this prospectus supplement, which adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. This prospectus supplement adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference.

In this prospectus supplement, the words “we,” “our,” “ours” and “us” refer to National Retail Properties, Inc. and its subsidiaries and joint ventures, unless the context indicates otherwise. The following summary contains basic information about the offering.

S-i

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus supplement and the accompanying prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Also, when we use any of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” or similar expressions, we are making forward-looking statements. These forward-looking statements are not guaranteed and are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project, such as:

•	the ability of our tenants to make payments under their respective leases, including our reliance on certain major tenants and our ability to re-lease properties that are currently vacant or that become vacant;

•	our ability to locate suitable tenants for our properties;

•	changes in real estate market conditions and general economic conditions;

•	the inherent risks associated with owning real estate (including local real estate market conditions, governing laws and regulations and illiquidity of real estate investments);

•	our ability to sell properties at an attractive price;

•	the ability of borrowers to make payments of principal and interest under structured finance investments we make to such borrowers;

•	our ability to gain access to the underlying collateral for any structured finance investments to borrowers;

•	our ability to repay debt financing obligations;

•	our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;

•	the loss of any member of our management team;

•	our ability to be in compliance with certain debt covenants;

•	our ability to integrate acquired properties and operations into existing operations;

•	continued availability of proceeds from our debt or equity capital;

•	the availability of other debt and equity financing alternatives;

•	market conditions affecting our equity capital;

•	changes in interest rates under our current credit facilities and under any additional variable rate debt arrangements that we may enter into in the future;

•	our ability to successfully implement our selective acquisition strategy or to fully realize the anticipated benefits of renovation or development projects;

•	our ability to maintain internal controls and processes to ensure all transactions are accounted for properly, all relevant disclosures and filings are timely made in accordance with all rules and regulations, and any potential fraud or embezzlement is thwarted or detected;

•	changes in federal or state tax rules or regulations that could have adverse tax consequences; and

•	our ability to qualify as a real estate investment trust for federal income tax purposes.

You should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

S-ii

SUMMARY

The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus.

The Company

General

We are a leading owner, operator, acquirer and developer of net lease retail properties. These properties are located in 41 states and are generally leased under long-term commercial net leases to established retail tenants (“Investment Properties”), including Academy, Barnes & Noble, Best Buy, Susser (Circle K), CVS, Eckerd, OfficeMax, The Sports Authority and Uni-Mart. As of June 30, 2006, we owned 607 Investment Properties with aggregate gross leasable area of 8.9 million square feet.

Additionally, we acquire, develop, own and operate an inventory of retail properties, directly or indirectly, in our taxable real estate investment trust (“REIT”) subsidiary entities for the purpose of selling the real estate to third-party purchasers (“Inventory Properties”). As of June 30, 2006, we owned 91 Inventory Properties.

We are a fully integrated REIT for U.S. federal tax purposes, formed in 1984. Prior to our name change on May 1, 2006, National Retail Properties, Inc. was known as Commercial Net Lease Realty, Inc.

Recent Developments

Denny’s Acquisition.

On September 26, 2006, we acquired 60 franchisee-operated restaurant properties from affiliated entities of Denny’s Corporation for a cash purchase price of approximately $61.7 million. The properties are leased to 30 tenants, and the weighted average remaining lease term for these properties is nine years.

Recent Debt Issuance.

On September 13, 2006, we issued $150.0 million aggregate principal amount of 3.95% Convertible Senior Notes due 2026 (the “Notes”), and on September 29, 2006, we issued an additional $22.5 million aggregate principal amount of the Notes pursuant to the underwriters’ over-allotment option. The Notes are our senior unsecured obligations, will mature on September 15, 2026, and are effectively subordinated to the debts and liabilities of our subsidiaries. The Notes will bear interest at 3.95% per annum. Interest on the Notes is payable semi-annually on March 15 and September 15 of each year, beginning on March 15, 2007. The Notes are convertible, subject to various conditions, into cash and at our option, cash, common stock or a combination thereof at an initial conversion price of $24.4490 per share. The initial conversion price is equivalent to a conversion rate of 40.9015 shares per $1,000 principal amount of Notes. The Notes may be converted at the option of the holder at any time on or after September 15, 2025, and prior thereto only upon the occurrence of specified events.

The Offering

Issuer	National Retail Properties, Inc.

Securities Offered	2,400,000 depositary shares (2,760,000 depositary shares if the underwriters’ over-allotment option is exercised in full), each

representing a 1/100th fractional interest in a share of         % Series C Cumulative Redeemable Preferred Stock. Dividend Rate and Payment Dates Dividends on the offered shares are cumulative from the date of their original issue and are payable quarterly in arrears on the fifteenth day of March, June, September and December of each year, or, if not a business day, the next succeeding business day, when and as declared, beginning on December 15, 2006. We will pay cumulative dividends on the Series C Preferred Stock underlying the depositary shares at the fixed rate of $ per depositary share each year, which is equivalent to         % of the $25.00 liquidation preference per depositary share. The first dividend we will pay on December 15, 2006 will be for less than a full quarter and will cover the period from the first date we issue and sell the depositary shares through November 30, 2006. Dividends on the Series C Preferred Stock underlying the depositary shares will continue to accumulate even if any of our agreements prohibit the current payment of dividends, we do not have earnings or funds legally available to pay the dividends or our board of directors does not declare the payment of the dividends. See “Description of Series C Preferred Stock and Depositary Shares—Dividends” on page S-9 of this prospectus supplement.

However, during any period of time that both (i) the depositary shares (or the Series C Preferred Stock if no longer held in depositary form) are not listed on the NYSE, AMEX or NASDAQ, and (ii) we are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, but any shares of Series C Preferred Stock are outstanding, we will increase the cumulative cash distributions payable on the Series C Preferred Stock underlying the depositary shares to a fixed rate of $            per depositary share per year, which is equivalent to             % of the $25.00 liquidation preference, per depositary share.

Liquidation Preference

The liquidation preference of each share of Series C Preferred Stock is $2,500.00 (or $25.00 per depositary share). Upon liquidation, holders of Series C Preferred Stock will be entitled to receive the liquidation preference with respect to their shares of Series C Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares. See “Description of Series C Preferred Stock and Depositary Shares—Liquidation Preference” on page S-10 of this prospectus supplement.

Optional Redemption

The Series C Preferred Stock underlying the depositary shares is not redeemable prior to                     , 2011, except in limited circumstances relating to the preservation of our qualification as a REIT and as set forth under the caption “Special Optional Redemption” below. On and after , 2011, the Series C Preferred Stock will be redeemable at our option for cash, in whole or, from time to time, in part, at a price per share equal to $2,500.00 per share (or $25.00 per depositary share), plus all accumulated, accrued and unpaid dividends on each share of Series C Preferred Stock, if any, to the redemption date.

Special Optional Redemption

During any period of time that both (i) the depositary shares (or the Series C Preferred Stock if no longer held in depositary form) are not listed on the NYSE, AMEX or NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but any shares of Series C Preferred Stock are outstanding, we will have the option to redeem the Series C Preferred Stock (and, therefore, the depositary shares), in whole but not in part, within 90 days of the date upon which the depositary shares (or shares of the Series C Preferred Stock) cease to be listed and we cease to be subject to such reporting requirements, for a redemption price of $2,500.00 per share (or $25.00 per depositary share), plus accrued and unpaid distributions, if any, to the redemption date.

Maturity

The Series C Preferred Stock underlying the depositary shares does not have a maturity date. Accordingly, the Series C Preferred Stock will remain outstanding indefinitely unless we decide to redeem them.

Restriction on Ownership

In order to assist us in maintaining our qualification as a REIT for U.S. federal income tax purposes, no person may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code of 1986, as amended (hereinafter referred to as the “Internal Revenue Code” or the “Code”), more than 9.8% of the value of our outstanding capital stock, subject to certain exceptions. See “Description of Common Stock—Restrictions on Ownership” in the accompanying prospectus.

Ranking

The Series C Preferred Stock underlying the depositary shares will rank, as to dividend rights and rights upon our liquidation, dissolution or winding up, senior to shares of our common stock and on a parity with any equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on a parity with the Series C Preferred Stock. The terms of the Series C Preferred Stock do not limit our ability to (i) incur indebtedness that is senior to the Series C Preferred Stock or (ii) issue additional capital stock that is equal in rank therewith.

Voting Rights

Holders of the depositary shares representing interests in the Series C Preferred Stock will generally have no voting rights. However, if dividends on any outstanding Series C Preferred Stock have not been paid for six or more quarterly periods (whether or not declared or consecutive), holders of depositary shares representing interests in the Series C Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect two additional directors to our board of directors to serve until all unpaid dividends have been fully paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series C Preferred Stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding Series C Preferred Stock, voting as a separate class. See “Description of Series C Preferred Stock and Depositary Shares—Voting Rights” beginning on page S-12 of this prospectus supplement.

In any matter in which the Series C Preferred Stock may vote, each depositary share will be entitled to 1/100th of a vote.

Listing

We have applied to list the depositary shares on the New York Stock Exchange under the symbol “NNNPRC.” We expect trading on the New York Stock Exchange will commence within 30 days after the initial delivery of the depositary shares to the underwriters. The Series C Preferred Stock is not listed, and we do not expect that there will be any other trading market for the Series C Preferred Stock. We cannot assure you that our listing application will be approved.

Form	The depositary shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depositary Trust Company except under limited circumstances.

Use of Proceeds

We intend to redeem our 9% Non-Voting Series A Preferred Stock, which will become redeemable on December 31, 2006, with $                     million of net proceeds from this offering, plus accumulated unpaid distributions, and use the remainder of the net proceeds for general corporate purposes. See “Use of Proceeds” in this prospectus supplement.

Risk Factors

You should read carefully the “Risk Factors” beginning on page S-5 of this prospectus supplement, as well as the risk factors relating to our business that are incorporated by reference in this prospectus supplement and the accompanying prospectus, for certain considerations relevant to an investment in the depositary shares and our Series C Preferred Stock.

RISK FACTORS

You should carefully consider the risks described below, as well as the risks described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the depositary shares representing the Series C Preferred Stock . These risks are not the only ones faced by us. The trading price of the depositary shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement and the accompanying prospectus and the documents incorporated herein and therein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and in the documents incorporated herein by reference, particularly our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

Risks Relating to This Offering

There is no established market for the depositary shares and the market value of the depositary shares could be substantially affected by various factors.

The depositary shares are a new issue of securities with no established trading market. We intend to apply to list the depositary shares on the NYSE. We cannot assure you that our listing application will be approved by the NYSE. However, even if approved for listing by the NYSE, an active trading market on the NYSE for the depositary shares may not develop or last, in which case the trading price of the depositary shares could be adversely affected. If an active trading market does develop on the NYSE, the depositary shares may trade at prices higher or lower than their initial offering price.

The trading price of our depositary shares would also depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic conditions;

•	our financial condition, results of operations and prospects; and

•	the matters discussed in the prospectus under the captions “Risk Factors” and “Forward-Looking Statements.”

We have been advised by some of the underwriters that they intend to make a market in our depositary shares, but they are not obligated to do so and may discontinue market-making at any time without notice.

Our ability to pay dividends is limited by the requirements of Maryland law.

Our ability to pay dividends on the Series C Preferred Stock is limited by the laws of Maryland. Under Maryland General Corporation Law, a Maryland corporation may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Accordingly, we may not make a distribution on the Series C Preferred Stock if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of any shares of the preferred shares then outstanding, if any, with preferences senior to those of the Series C Preferred Stock.

We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends on the Series C Preferred Stock.

Our governing documents do not limit us from incurring additional indebtedness and other liabilities. As of June 30, 2006, we and our subsidiaries had outstanding $639.4 million of senior unsecured indebtedness (exclusive of intercompany debt, trade payables, distributions payable, accrued expenses and other liabilities) and $63.0 million of secured indebtedness. We may incur additional indebtedness and become more highly leveraged, which could harm our financial position and potentially limit our cash available to pay dividends. As a result, we may not have sufficient funds remaining to satisfy our dividend obligations relating to our Series C Preferred Stock if we incur additional indebtedness.

We cannot assure you that we will be able to pay dividends regularly.

Our ability to pay dividends in the future is dependent on our ability to operate profitably and to generate cash from our operations and the operations of our subsidiaries. We cannot guarantee that we will be able to pay dividends on a regular quarterly basis in the future. Furthermore, any new shares of common stock issued will substantially increase the cash required to continue to pay cash dividends at current levels. Any common stock or preferred stock that may in the future be issued to finance acquisitions, upon exercise of stock options or otherwise, would have a similar effect.

Our ability to issue preferred stock in the future could adversely affect the rights of holders of our preferred shares.

Our articles of incorporation authorize us to issue up to 15,000,000 shares of preferred stock in one or more series on terms determined by our board of directors. As of October 1, 2006, we had 1,781,589 shares of preferred stock outstanding. However, the use of depositary shares enables us to issue significant amounts of preferred stock, notwithstanding the number of shares authorized by our articles of incorporation. Our future issuance of any series of preferred stock under our articles of incorporation could therefore effectively diminish our ability to pay dividends on, and the liquidation preference of, our Series C Preferred Stock.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $                     million, after deducting the underwriting discount and other estimated expenses of this offering payable by us. We intend to redeem our 9% Non-Voting Series A Preferred Stock, which will become redeemable on December 31, 2006, with $                     million of net proceeds from this offering, plus accumulated unpaid distributions, and use the remainder of the net proceeds for general corporate purposes.

Pending application of the net proceeds from this offering as described above, we may invest such proceeds in short-term, interest-bearing investments or temporarily reduce the outstanding balance of our unsecured revolving credit facility. Borrowings under the credit facility, which expires on May 8, 2009, were $78.8 million as of October 1, 2006, and currently bear interest at a rate of LIBOR plus 0.8%.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our historical ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2006(1)	2005	2005	2004	2003	2002	2001
Ratio of earnings to combined fixed charges and preferred stock dividends.	4.39x	2.88x	2.43x	2.46x	2.44x	2.43x	2.08x

(1) Earnings for the six months ended June 30, 2006 includes a $59.5 million gain on the disposition of the two office buildings and related parking garage (“DC Office Buildings”) which were sold in May 2006. The ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 2006 excluding the DC Office Buildings gain is 2.38x.

For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and the amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized.

DESCRIPTION OF SERIES C PREFERRED STOCK AND DEPOSITARY SHARES

The following is a summary of the material terms and provisions of the Series C Preferred Stocks and depositary shares. The statements below describing our Series C Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation, including the articles supplementary establishing the Series C Preferred Stock, and our bylaws, each of which is available from us as described in the “Where You Can Find More Information” section beginning on page S-17 of this prospectus supplement and is incorporated by reference in this prospectus supplement. This description of the particular terms of the Series C Preferred Stock supplements the description of the general terms and provisions of our preferred stock set forth in the accompanying prospectus beginning on page 16 under “Description of Preferred Stock.” The statements below describing our depositary shares are in all respects subject to and qualified in their entirety by reference to the Deposit Agreement, which we will file with the SEC.

As used in this section, the terms “we,” “us” and “our” refer to National Retail Properties, Inc. and not to any of its subsidiaries.

General

Under our articles of incorporation, we are authorized to issue up to 190,000,000 shares of common stock, par value $.01 per share, and 15,000,000 shares of preferred stock, par value $.01 per share. As of October 1, 2006, we had 58,620,316 shares of common stock outstanding and 1,781,589 shares of 9% Series A Non-Voting Preferred Stock outstanding. We intend to use the net proceeds from this offering to repurchase all of our 9% Series A Non-Voting Preferred Stock.

Shares of preferred stock may be offered and sold from time to time, in one or more series, as authorized by our board of directors. Our board of directors is authorized under Maryland law and our articles of incorporation to set for each series of preferred stock the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. The Series C Preferred Stock is being issued pursuant to an articles supplementary to our articles of incorporation that sets forth the terms of a series of preferred stock consisting of up to          shares, designated         % Series C Cumulative Redeemable Preferred Stock.

The registrar, transfer agent and distributions disbursing agent for the Series C Preferred Stock is American Stock Transfer & Trust Company.

Each depositary share represents a 1/100th fractional interest in a share of Series C Preferred Stock. The Series C Preferred Stock underlying the depositary shares will be deposited with American Stock Transfer & Trust Company, as depositary, under a deposit agreement among us, the depositary and the holders from time to time of the depositary receipts issued by the depositary under the deposit agreement. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Subject to the terms of the deposit agreement, each record holder of depositary receipts evidencing depositary shares will be entitled, proportionately (i.e., 1/100th), to all the rights and preferences of, and subject to all of the limitations of, the interest in the Series C Preferred Stock underlying the depositary shares (including dividend, voting, redemption and liquidation rights and preferences). See “Description of Depositary Shares” beginning on page 21 of the accompanying prospectus.

Ranking

The Series C Preferred Stock represented by the depositary shares will, as to dividend rights and rights upon our liquidation, dissolution or winding-up, rank:

•	senior to all classes or series of our common stock and to all other equity securities ranking junior to the Series C Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up;

•	on a parity with any equity securities authorized or designated by us in the future, the terms of which specifically provide that such equity securities rank on a parity with the Series C Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and

•	junior to any class or series of equity securities authorized or designated by us in the future which specifically provides that such class or series ranks senior to the Series C Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

The term “equity securities” does not include convertible debt securities, which will rank senior to the Series C Preferred Stock prior to conversion. In addition, the Series C Preferred Stock will be junior to our indebtedness and the indebtedness of our subsidiaries.

Dividends

Holders of the Series C Preferred Stock are entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of         % of the $2,500.00 liquidation preference (or $25.00 per depositary share) per year (equivalent to $         per year or $         per year per depositary share). Dividends on the Series C Preferred Stock will accrue and be cumulative from the date of original issue by us of the Series C Preferred Stock. Dividends will be payable quarterly in arrears on the fifteenth day of March, June, September and December of each year or, if not a business day, the next succeeding business day. We refer to each such date as a Dividend Payment Date. The first dividend we will pay on December 15, 2006 will be for less than a full quarter and will cover the period from the first date we issue and sell the depositary shares through November 30, 2006.

During any period of time that both (i) the depositary shares (or the Series C Preferred Stock if no longer held in depositary form) are not listed on the NYSE, AMEX or NASDAQ, and (ii) we are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, but any shares of Series C Preferred Stock are outstanding, we will increase the cumulative cash dividends payable on the Series C Preferred Stock and, accordingly, holders of the Series C Preferred Stock will be entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of         % of the $2,500.00 liquidation preference (or $25.00 per depositary share) per year (equivalent to $         per year or $         per year per depositary share). Distributions not paid shall accrue at this increased rate.

Any dividend, including any dividend payable on the Series C Preferred Stock for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record of depositary shares as they appear in the depositary’s records at the close of business on the applicable record date, which will be the date that our board of directors designates for the payment of a dividend that is not more than 30 nor less than 10 days prior to the Dividend Payment Date, which date we refer to as a Dividend Payment Record Date.

Our board of directors will not authorize, pay or set apart for payment by us any dividend on the Series C Preferred Stock at any time that:

•	the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment;

•	the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, provides that such authorization, payment or setting apart for payment would constitute a breach of, or a default under, such agreement; or

•	the law restricts or prohibits the authorization or payment.

Notwithstanding the foregoing, dividends on the Series C Preferred Stock will accrue whether or not:

•	the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment;

•	we have earnings;

•	there are funds legally available for the payment of the dividends; and

•	the dividends are authorized.

Accrued but unpaid dividends on the Series C Preferred Stock will not bear additional interest.

Any dividend payment made on the Series C Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code) a portion, which we refer to as the Capital Gains Amount, of the dividends not in excess of our earning and profits that are paid or made available for the year to the holders of all classes of shares, or the Total Dividends, then the portion of the Capital Gains Amount that will be allocable to the holders of depositary shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of depositary shares for the year and the denominator of which will be the Total Dividends.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of Series C Preferred Stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $2,500.00 per share (or $25.00 per depositary share), plus an amount equal to any accrued and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of common stock or any other class or series of our equity stock ranking, as to liquidation rights, junior to the Series C Preferred Stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding Series C Preferred Stock and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series C Preferred Stock, then the holders of the Series C Preferred Stock and each such other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series C Preferred Stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series C Preferred Stock will be entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock and depositary shares will have no right or claim to any of our remaining assets.

Our consolidation or merger with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of our property or business will not be deemed to constitute our liquidation, dissolution or winding up. The Series C Preferred Stock will rank senior to the common stock as to priority for receiving liquidating distributions and on parity with any future equity securities which, by their terms, rank on a parity with the Series C Preferred Stock.

Redemption

The Series C Preferred Stock is not redeemable prior to                      , 2011, except under the circumstances described below.

On and after                      , 2011, the Series C Preferred Stock may be redeemed at our option, in whole or in part, from time to time, at a redemption price of $2,500.00 per share (or $25.00 per depositary share), plus all dividends accrued and unpaid (whether or not declared) on the Series C Preferred Stock up to the date of such redemption, upon the giving of notice, as provided below. Whenever we redeem shares of our Series C Preferred Stock held by the depositary, the depositary will redeem as of the same redemption date a number of depositary shares representing the shares so redeemed and the depositary receipts evidencing such depositary shares.

If fewer than all of the outstanding Series C Preferred Stock are to be redeemed, the shares to be redeemed will be determined pro rata, by lot or in such other manner as prescribed by our board of directors. In the event that the redemption is to be by lot, and if as a result of the redemption any holder of Series C Preferred Stock would own, or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 9.8% in value of our issued and outstanding equity securities (which includes the depositary shares), then, except in certain instances, we will redeem the requisite number of shares of Series C Preferred Stock of that stockholder such that the stockholder will not own or be deemed by virtue of certain attribution provisions of the Code to own, subsequent to the redemption, in excess of 9.8% in value of our issued and outstanding equity securities (which includes the depositary shares).

In addition, during any period of time that both (i) the depositary shares (or the Series C Preferred Stock if no longer held in depositary form) are not listed on the NYSE, AMEX or NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but any shares of Series C Preferred Stock are outstanding, we will have the option to redeem the Series C Preferred Stock (and, therefore, the depositary shares), in whole but not in part, within 90 days of the date upon which the depositary shares (or shares of the Series C Preferred Stock) cease to be listed and we cease to be subject to such reporting requirements, for a redemption price of $2,500.00 per share (or $25.00 per depositary share), plus all dividends accrued and unpaid, if any, to the redemption date, upon the giving of notice, as provided below.

We shall give the depositary not less than 30 nor more than 60 days’ prior written notice of redemption of the deposited Series C Preferred Stock. A similar notice of redemption will be mailed by the depositary (or us, if the Series C Preferred Stock is no longer held in depositary form) not less than 30 nor more than 60 days prior to the date fixed for redemption to each holder of record of depositary shares (or Series C Preferred Stock, as the case may be) that is to be redeemed. The notice will notify the holder of the election to redeem the shares and will state at least the following:

•	the date fixed for redemption thereof, which we refer to as the redemption date;

•	the redemption price;

•	the number of shares of Series C Preferred Stock and depositary shares to be redeemed (and, if fewer than all the shares are to be redeemed, the number of shares to be redeemed from such holder);

•	the place(s) where the depositary receipts evidencing the depositary shares (or Series C Preferred Stock certificates, if no longer held in depositary form) are to be surrendered for payment; and

•	that dividends on the depositary shares and the Series C Preferred Stock will cease to accrue on the redemption date.

On or after the redemption date, each holder of depositary shares to be redeemed must present and surrender the depositary receipts evidencing the depositary shares to the depositary at the place designated in the notice of redemption. If the Series C Preferred Stock is no longer held in depositary form, on or after the redemption date, each holder of Series C Preferred Stock to be redeemed must present and surrender their preferred certificates to us at the place designated in the notice of redemption. The redemption price of the shares will then be paid to or on the order of the person whose name appears on such depositary receipts or preferred certificates as the owner thereof. Each surrendered depositary receipt or certificate will be canceled. In the event that fewer than all the depositary receipts or preferred certificates are to be redeemed, a new depositary receipt will be issued representing the unredeemed depositary shares.

From and after the redemption date (unless we default in payment of the redemption price):

•	all dividends on the depositary shares designated for redemption in the notice will cease to accrue;

•	all rights of the depositary holders of the shares or preferred certificates, except the right to receive the redemption price thereof (including all accrued and unpaid dividends up to the redemption date), will cease and terminate;

•	the depositary shares and preferred certificates will not thereafter be transferred (except with our consent) on the depositary’s books or our books; and

•	the depositary shares or Series C Preferred Stock will not be deemed to be outstanding for any purpose whatsoever.

Notwithstanding the foregoing, unless full cumulative dividends on all outstanding Series C Preferred Stock has been paid or declared and a sum sufficient for the payment of the dividends has been set apart for payment for all past dividend periods and the then-current dividend period, no Series C Preferred Stock will be redeemed unless all outstanding Series C Preferred Stock is simultaneously redeemed. This requirement will not prevent our purchase or acquisition of Series C Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series C Preferred Stock. Unless full cumulative dividends on all outstanding Series C Preferred Stock have been paid or declared and a sum sufficient for the payment of the dividends has been set apart for payment for all past dividend periods and the then-current dividend period, we will not purchase or otherwise acquire directly or indirectly any Series C Preferred Stock (except by exchange for our equity securities ranking junior to the Series C Preferred Stock as to dividend rights and liquidation preference).

Notwithstanding any other provision relating to redemption of the Series C Preferred Stock, we may redeem any or all of the Series C Preferred Stock at any time, whether or not prior to                     , 2011, if our board of directors determines that the redemption is necessary or advisable to preserve our status as a REIT.

Voting Rights

Except as described below, holders of depositary shares or Series C Preferred Stock will generally have no voting rights. In any matter in which the Series C Preferred Stock may vote (as expressly provided in our articles of incorporation or the articles supplementary, or as may be required by law), each Series C Preferred Stock shall be entitled to one vote. As a result, each depositary share will be entitled to 1/100th of a vote.

If dividends on the Series C Preferred Stock are in arrears, whether or not declared, for six or more quarterly periods, whether or not these quarterly periods are consecutive, holders of Series C Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote, at a special meeting called by the holders of record of at least 10% of any series of preferred stock as to which dividends are so in arrears or at the next annual meeting of stockholders, for the election of two additional directors to serve on our board of directors until all dividend arrearages have been paid.

Any amendment, alteration, repeal or other change to any provision of our articles of incorporation, including the articles supplementary establishing the Series C Preferred Stock, whether by merger, consolidation or otherwise, in any manner that would materially and adversely affect the rights, preferences, powers or privileges of the Series C Preferred Stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding Series C Preferred Stock, voting separately as a class. In addition, the creation, issuance or increase in the authorized number of shares of any class or series of stock having a preference as to dividends or distributions, whether upon liquidation, dissolution or otherwise, that is senior to the Series C Preferred Stock requires the affirmative vote of holders of at least 66 2/3% of the outstanding Series C Preferred Stock, voting separately as a class.

The following actions are not deemed to materially and adversely affect the rights, preferences, powers or privileges of the Series C Preferred Stock:

•	any increase in the amount of our authorized common stock or preferred stock or the creation or issuance of equity securities of any class or series ranking, as to dividends or liquidation preference, on a parity with, or junior to, the Series C Preferred Stock; or

•	the amendment, alteration or repeal or change of any provision of our articles of incorporation, including the articles supplementary establishing the Series C Preferred Stock, as a result of a merger, consolidation, reorganization or other business combination, if the Series C Preferred Stock (or shares into which the Series C Preferred Stock have been converted in any successor entity to us) remain outstanding with the terms thereof unchanged in all material respects.

Maturity

The Series C Preferred Stock has no stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions.

Ownership Limits and Restrictions on Transfer

In order to maintain our qualification as a REIT for federal income tax purposes, ownership by any person of our outstanding equity securities (which includes the depositary shares) is restricted in our articles of incorporation. For further information regarding restrictions on ownership and transfer of the Series C Preferred Stock, see “Description of Common Stock—Restrictions on Ownership” beginning on page 24 in the accompanying prospectus.

Conversion

The Series C Preferred Stock and the depositary shares are not convertible into or exchangeable for any other property or securities, except that the Series C Preferred Stock and depositary shares may be exchanged for “excess stock” in order to ensure that we remain qualified as a REIT for federal income tax purposes. For further information regarding excess stock, see “Description of Common Stock—Restrictions on Ownership” beginning on page 24 in the accompanying prospectus.

Surrender of Depositary Shares for Shares of Series C Preferred Stock

Under certain circumstances, holders may be required to surrender depositary receipts to the depositary or us. In the event of such a surrender of depositary shares, the holder will be entitled to receive the number of whole or fractional shares of Series C Preferred Stock represented by the depositary shares. See “Description of Depositary Shares—Withdrawal of Shares” and “—Amendment and Termination of the Deposit Agreement” in the accompanying prospectus.

Stock Listing

We have applied to list the depositary shares on the NYSE under the symbol “NNNPRC.” We expect trading in the depositary shares to commence within 30 days of the initial delivery of the depositary shares to the underwriters. The Series C Preferred Stock underlying the depositary shares will not be listed, and we do not expect any trading market will develop for the Series C Preferred Stock except as represented by the depositary shares. In the event that the Series C Preferred Stock is no longer held in depositary form, we will use our best efforts to promptly list the Series C Preferred Stock on the NYSE, AMEX or NASDAQ.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of the taxation of us and the tax considerations relevant to stockholders generally, see “Federal Income Tax Considerations” beginning on page 29 of the accompanying prospectus. The following is a summary of the material additional federal income tax considerations pertaining to the acquisition, ownership and disposition of the depositary shares and should be read in conjunction with the referenced sections in the accompanying prospectus. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion of additional considerations is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations. This discussion of additional considerations is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to a prospective stockholder in light of its particular circumstances or to certain types of stockholders subject to special treatment under the federal income tax laws, such as financial institutions, broker dealers, insurance companies, former U.S. citizens or long-term residents, tax-exempt organizations, persons that are, or that hold their depositary shares through, partnerships or other pass-through entities, U.S. stockholders whose functional currency is not the U.S. dollar, or persons that hold depositary shares as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes. We have not requested and will not request a ruling from the Internal Revenue Service with respect to any of the federal income tax issues discussed below or in the accompanying prospectus. Prospective investors should consult, and must depend on, their own tax advisors regarding the federal, state, local, foreign and other tax consequences of holding and disposing of the depositary shares.

Taxation of Holders of Depositary Shares

Owners of the depositary shares will be treated for federal income tax purposes as if they were owners of the Series C Preferred Shares represented by such depositary shares. See “Federal Income Tax Considerations” beginning on page 29 of the accompanying prospectus.

Withdrawal of Proposed Treasury Regulations on Cash Redemptions of Preferred Stock. The accompanying prospectus described the methods applicable under current law for recovering a holder’s adjusted tax basis in any of our stock redeemed in a dividend equivalent redemption, and also described Proposed Treasury Regulations that would have, if adopted, altered such treatment. See “Federal Income Tax Considerations—Taxation of Stockholders—Redemption of Preferred Stock for Cash” in the accompanying prospectus. The Proposed Treasury Regulations have since been withdrawn by the Treasury Department. Although presumably the existing methods for recovering adjusted tax basis continue to apply in such a redemption, the Treasury Department is considering other methods for basis recovery, and new regulations addressing this treatment could be promulgated in the future. We urge you to consult your tax advisor concerning the treatment of a cash redemption of the depositary shares.

Recent Legislation

Under the Tax Increase Prevention and Reconciliation Act of 2005, the 15% maximum federal income tax rate on long-term capital gains and “qualified dividend income” for domestic non-corporate taxpayers was extended through December 31, 2010.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Stifel, Nicolaus & Company, Incorporated, A.G. Edwards & Sons, Inc. and Raymond James & Associates, Inc., have severally agreed to purchase from us the following respective number of depositary shares representing shares of Series C Preferred Stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriter	Number of Depositary Shares
Stifel, Nicolaus & Company, Incorporated
A.G. Edwards & Sons, Inc.
Raymond James & Associates, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Comerica Securities, Inc
PNC Capital Markets, Inc.
SunTrust Capital Markets, Inc.
Wells Fargo Securities, LLC

Total	2,400,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the depositary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the depositary shares offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

The underwriters initially propose to offer the depositary shares to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial offering of the depositary shares, the offering price, concessions, and other selling terms may be varied by the underwriters from time to time.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 360,000 additional depositary shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the depositary shares offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional depositary shares as the number of depositary shares to be purchased by it in the above table bears to the depositary shares offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional depositary shares to the underwriters to the extent the option is exercised. If any additional depositary shares are purchased, the underwriters will offer the additional shares on the same terms as set forth above.

The following table shows the per share and total public offering price, underwriting discount and proceeds, before expenses, to us, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Depositary Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We intend to file an application to list the depositary shares on the NYSE under the symbol “NNNPRC.” We expect trading of the depositary shares on the NYSE, if listing is approved, to commence within 30 days after the initial delivery of the shares. The underwriters have advised us that they intend to make a market in the depositary shares prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the depositary shares, however, and may cease market-making activities, if commenced, at any time.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

We have agreed, subject to limited exceptions, that we will not offer, sell, contract to sell or otherwise dispose of, any of our preferred securities that are similar to the Series C Preferred Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, any such similar securities without the prior written consent of Stifel, Nicolaus & Company, Incorporated, A.G. Edwards & Sons, Inc. and Raymond James & Associates, Inc., for a period of 60 days after the delivery date of the depositary shares representing the Series C Preferred Stock.

In connection with the offering, the underwriters may purchase and sell our depositary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

•	Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional depositary shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to completion of the offering.

•	Stabilizing transactions consist of various bids for or purchases of our depositary shares made by the underwriters in the open market prior to the completion of the offering.

•	The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

•	Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our depositary shares. Additionally, these purchases, along with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our depositary shares. As a result, the price of our depositary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise and may be discontinued at any time.

This prospectus supplement and the accompanying prospectus in electronic format are being made available on Internet web sites maintained by one or more of the underwriters of this offering. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the prospectus supplement and the accompanying prospectus.

The underwriters of this offering or their affiliates have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Affiliates of BB&T Capital Markets, Comerica Securities, Inc., PNC Capital Markets, Inc., SunTrust Capital Markets, Inc. and Wells Fargo Securities, LLC, five of the underwriters in this offering, are lenders under our credit facility. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their businesses for which they would expect to receive customary fees and expenses.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Washington, D.C., as our securities and tax counsel. Certain legal matters will be passed upon for the underwriters by Hunton & Williams LLP.

EXPERTS

The consolidated financial statements and schedules of National Retail Properties, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein, and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report with respect to the consolidated financial statements refers to the implementation Financial Accounting Standards Board Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities” (FIN 46R).

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filing number is 001-11290. You may read and copy any document that we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings are available to the public at the SEC’s Internet site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange under the ticker symbol “NNN.” You may inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement (of which this prospectus supplement and the accompanying prospectus is a part) on Form S-3 under the Securities Act of 1933 with respect to our securities. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the SEC.

We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information in this prospectus supplement. We incorporate by reference the documents listed below, which we have filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on February 27, 2006.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 4, 2006.

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 3, 2006.

•	Current Report on Form 8-K dated February 3, 2006, filed with the SEC on February 8, 2006.

•	Current Report on Form 8-K dated February 8, 2006, filed with the SEC on February 14, 2006.

•	Current Report on Form 8-K dated February 9, 2006, filed with the SEC on February 15, 2006.

•	Current Report on Form 8-K dated April 4, 2006, filed with the SEC on April 10, 2006.

•	Current Report on Form 8-K dated May 1, 2006, filed with the SEC on May 1, 2006.

•	Current Report on Form 8-K dated May 10, 2006, filed with the SEC on May 16, 2006.

•	Current Report on Form 8-K dated May 16, 2006, filed with the SEC on May 19, 2006, as amended by the Current Report on Form 8-K/A dated May 16, 2006 and filed with the SEC on May 22, 2006.

•	Current Report on Form 8-K dated May 23, 2006, filed with the SEC on May 30, 2006.

•	Current Report on Form 8-K dated June 30, 2006, filed with the SEC on July 6, 2006, as amended by the Current Report on Form 8-K/A dated June 30, 2006 and filed with the SEC on August 29, 2006.

•	Current Report on Form 8-K dated August 17, 2006, filed with the SEC on August 22, 2006.

•	Current Report on Form 8-K dated September 6, 2006, filed with the SEC on September 6, 2006.

•	Current Report on Form 8-K dated September 7, 2006, filed with the SEC on September 13, 2006.

•	Current Report on Form 8-K dated September 29, 2006, filed with the SEC on September 29, 2006.

•	Current Report on Form 8-K dated October 2, 2006, filed with the SEC on October 3, 2006.

All documents that we file after the date of this prospectus supplement but before we terminate the offering of our securities shall be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus and will be part of this prospectus supplement and the accompanying prospectus from the date we file that document. Any information in that document that is meant to supersede or modify any existing statement in this prospectus supplement will so supersede or modify the statement as appropriate.

You may request a copy of any or all of the documents incorporated by reference in this prospectus supplement, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address:

National Retail Properties, Inc.

450 South Orange Avenue, Suite 900

Orlando, Florida 32801

Attention: Kevin B. Habicht

(telephone number (407) 265-7348)

P R O S P E C T U S

Commercial Net Lease Realty, Inc.

Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Warrants

We, Commercial Net Lease Realty, Inc., may from time to time offer, in one or more series, separately or together, the following:

•	our debt securities, which may be either senior debt securities or subordinated debt securities;

•	shares of our preferred stock;

•	shares of our preferred stock represented by depositary shares;

•	shares of our common stock; and/or

•	warrants to purchase shares of our common or preferred stock.

Our common stock is listed on the New York Stock Exchange under the trading symbol “NNN.”

We will offer our securities in amounts, at prices and on terms to be determined at the time we offer such securities.

When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities. Such terms may include limitations on direct or beneficial ownership and restrictions on transfer of our securities being offered that we believe are appropriate to preserve our status as a real estate investment trust for federal income tax purposes.

We may offer our securities directly, through agents we may designate from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of our securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth or will be calculable from the information set forth in the applicable prospectus supplement. None of our securities may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of such class or series of the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 28, 2006.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell:

•	debt securities,

•	preferred stock,

•	preferred stock represented by depositary shares,

•	common stock, and

•	warrants to purchase shares of common stock

either separately or in units, in one or more offerings. This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about Commercial Net Lease Realty, Inc. and the securities offered under this prospectus. That registration statement can be read at the SEC’s Internet site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document that we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings are available to the public at the SEC’s Internet site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange under the ticker symbol “NNN.” You may inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act of 1933 with respect to our securities. This prospectus does not contain all of the information set forth in the registration statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the SEC.

We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. We incorporate by reference the documents listed below, which we have filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on February 27, 2006 (File No. 001-11290).

•	Current Report on Form 8-K dated February 3, 2006, filed with the SEC on February 8, 2006 (File No. 001-11290).

•	Current Report on Form 8-K dated February 8, 2006, filed with the SEC on February 14, 2006 (File No. 001-11290).

•	Current Report on Form 8-K dated February 9, 2006, filed with the SEC on February 15, 2006 (File No. 001-11290).

•	The description of our common stock contained in the Registration Statement on Form 8-A, filed with the SEC on July 22, 1992 (File No. 001-11290).

All documents that we file after the date of this prospectus but before we terminate the offering of our securities shall be deemed to be incorporated by reference in this prospectus and will be part of the prospectus from the date we file that document. Any information in that document that is meant to supersede or modify any existing statement in this prospectus will so supersede or modify the statement as appropriate.

You may request a copy of any or all of the documents incorporated by reference in this prospectus, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address:

Commercial Net Lease Realty, Inc.

450 South Orange Avenue, Suite 900

Orlando, Florida 32801

Attention: Kevin B. Habicht

(telephone number: (407) 265-7348)

COMMERCIAL NET LEASE REALTY

We are a fully integrated real estate investment trust (“REIT”) for federal income tax purposes, formed in 1984. Our operations are divided into two primary business segments: (i) investment assets, including real estate assets, structured finance investments and mortgage residual interests, and (ii) inventory real estate assets (“Inventory Assets”). The real estate investment assets and structured finance investments (included in mortgages and notes receivable on the balance sheet), are operated through us and our wholly owned qualified REIT subsidiaries. We directly and indirectly, through investment interests, acquire, own, invest in, manage and develop primarily retail properties that are generally leased to established tenants under long-term commercial net leases (“Investment Properties”). As of December 31, 2005, we owned 524 Investment Properties, with an aggregate gross leasable area of 9,227,000 square feet, located in 41 states and leased to established tenants, including Academy, Barnes & Noble, Best Buy, Susser (Circle K), CVS, Eckerd, OfficeMax, The Sports Authority and the United States of America. In addition to the Investment Properties, as of December 31, 2005, we had $27,805,000 and $55,184,000 in structured finance investments and mortgage residual interest assets, respectively.

The Inventory Assets are operated through our wholly owned qualified REIT subsidiaries as well as our taxable REIT subsidiaries and their majority-owned and controlled subsidiaries (the “TRS”). The TRS, directly and indirectly, through investment interests, owns real estate primarily for the purpose of selling the real estate to purchasers who are looking for replacement like-kind exchange property or to other purchasers with different investment objectives (“Inventory Properties”). The TRS develops Inventory Properties (“Development Properties”) and also acquires existing Inventory Properties (“Exchange Properties”). As of December 31, 2005, the TRS owned 17 Development Properties (one completed, 12 under construction, and four land parcels) and 46 Exchange Properties.

Our address and phone number are:

Commercial Net Lease Realty, Inc.

450 S. Orange Avenue

Suite 900

Orlando, Florida 32801

(407) 265-7348

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of securities for one or more of the following:

•	repayment of debt,

•	acquisition of additional properties,

•	facility improvements and expansion fundings,

•	redemption or repurchase of any preferred stock or debt outstanding, and

•	working capital and general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2005	2004	2003	2002	2001
Consolidated ratio of earnings to fixed charges	2.76	2.87	2.82	2.79	2.08
Consolidated ratio of earnings to fixed charges and preferred dividends	2.43	2.46	2.44	2.43	2.08	*

*	Prior to 2002, we did not have preferred dividends.

For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized. The ratios of earnings to fixed charges and preferred dividends were computed by dividing our earnings by fixed charges and preferred dividends.

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities being offered and the extent to which such general provisions may apply are set forth in the Indenture (as defined in the following paragraph) or will be set forth in one or more indenture supplements and described in the applicable prospectus supplement. Therefore, you should read both the applicable prospectus supplement and the description of the debt securities set forth in this prospectus for a description of the terms of any series of our debt securities.

General

Our debt securities will be secured or unsecured direct obligations and may be senior or subordinated to our other indebtedness. Our debt securities will be issued under the Indenture, dated as of March 25, 1998, between us and Wachovia Bank, National Association (successor to First Union National Bank, a national banking association organized under the laws of the United States of America), as trustee (the “Indenture”). The Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. The Indenture is, and any supplement thereto will be, subject to, and governed by, the Trust Indenture Act of 1939. Any statements made in this prospectus that relate to the Indenture and our debt securities are only summaries of those provisions and are not meant to replace or modify those provisions. Capitalized terms used but not defined in this prospectus shall have the respective meanings set forth in the Indenture.

The Indenture permits:

•	the debt securities to be issued without limits as to aggregate principal amount,

•	the debt securities to be issued in one or more series, in each case as established from time to time by our Board of Directors or as set forth in the Indenture or one or more indentures supplemental to the Indenture,

•	debt securities of one series to be issued at varying times, and

•	a series to be reopened, without the consent of the holders of the debt securities of such series, for issuance of additional debt securities of such series.

We may, but need not, designate more than one trustee in connection with the Indenture, each with respect to one or more series of debt securities. Any trustee under the Indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as trustee with respect to different series of debt securities, each of those trustees will be considered a trustee of a trust under the Indenture separate and apart from the trust administered by any other trustee. Unless this prospectus states otherwise, a trustee will only be permitted to take action with respect to the one or more series of debt securities for which it is trustee under the Indenture.

The following summaries set forth certain general terms and provisions of the Indenture and our debt securities. The prospectus supplement relating to the series of debt securities being offered will contain further terms of the debt securities of that series, including the following specific terms:

(1) the title of the debt securities;

(2) the aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

(3) the percentage of the principal amount at which the debt securities will be issued and, if applicable, the portion of the principal amount that is payable upon declaration of acceleration of the maturity of the debt securities, the portion of the principal amount of the debt securities that is convertible into shares of our common stock or other equity securities, or the method by which any such portion shall be determined;

(4) if such debt securities are convertible into equity, any limitation to the ownership or transferability of shares of our common stock or other equity securities into which such debt securities are convertible in connection with the preservation of our status as a REIT;

(5) the date or dates, or the method for determining the date or dates, on which the principal of such debt securities will be payable;

(6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such debt securities will bear interest, if any;

(7) the date or dates, or the method for determining the date or dates, from which any interest will accrue, the interest payment dates, the record dates for interest payment, the persons to whom interest shall be payable, and how interest will be calculated if other than that of a 360-day year of twelve 30-day months;

(8) the place or places where the principal of (and premium, if any) or interest, if any, on the debt securities will be payable, where the debt securities may be surrendered for conversion or registration of transfer or exchange, and where notices or demands to or upon us in respect to the debt securities and the applicable indenture may be served;

(9) the period or periods within which, the price or prices at which, and the terms and conditions upon which the debt securities may be redeemed, as a whole or in part, at our option, if we have such an option;

(10) our obligation, if any, to redeem, repay or purchase the debt securities, in whole or in part, pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the periods, the prices, and other terms and conditions of such redemption, repayment or purchase;

(11) if other than U.S. dollars, the currency or currencies, including terms and conditions, in which the debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

(12) whether the amount of payments of principal (and premium, if any) or interest, if any, on the debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which any amounts shall be determined;

(13) any additions to, modifications of or deletions from the terms of the debt securities with respect to the events of default or covenants set forth in the applicable indenture;

(14) whether the debt securities will be issued in certificated or book-entry form;

(15) whether the debt securities will be in registered or bearer form or both and, if and to the extent in registered form, the denominations of the debt securities if other than $1,000 or any integral multiple of $1,000 and, if and to the extent in bearer form, the denominations and their terms and conditions;

(16) the applicability (or modification), if any, of the defeasance and covenant defeasance provisions described in this prospectus or in the applicable indenture;

(17) the terms (and the class), if any, upon which such debt securities may be convertible into shares of our common stock or other equity securities and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

(18) whether and under what circumstances we will pay additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities in lieu of making a payment;

(19) the provisions, if any, relating to the security provided for the debt securities; and

(20) any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

Certain of our debt securities may provide that if the maturity date is accelerated, we will be required to pay less than the entire principal amount. These securities are referred to as original issue discount securities. The prospectus supplement relating to these securities will describe any material U.S. federal income tax, accounting and other considerations that apply.

Except as may be set forth in the applicable prospectus supplement, our debt securities will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of our debt securities protection in the event of:

(1)	a highly leveraged or similar action involving us, or

(2)	a change of control of us.

However, the requirements for an entity to qualify as a REIT include certain restrictions on ownership and transfers of our shares of common stock and other equity securities. These restrictions may act to prevent or hinder a change of control. See “Description of Common Stock—Restrictions on Ownership.” Provided below is a general description of the events of default and covenants contained in the Indenture. You should refer to the applicable prospectus supplement for information on any variances from this general description.

Denominations, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement, our debt securities of any series will be issuable in denominations of $1,000 and integral multiples of $1,000.

Unless otherwise specified in the applicable prospectus supplement, the principal of (and premium, if any) and interest on any series of debt securities will be payable at the applicable trustee’s corporate trust office, the address of which will be set forth in the applicable prospectus supplement. We will retain the option to make interest payments by check, mailed to the address of the person entitled to the interest as it appears in the applicable register for such debt securities. We can also pay by wire transfer of funds to that person at an account maintained within the United States.

Any interest not paid or otherwise provided for when due with respect to a debt security will not be payable to the holder in whose name the debt security is registered on the date we have specified as the date a registered holder of the debt security as of that date would be entitled to receive the interest payment due (the record date). Instead, the interest may be paid to the person in whose name such debt security is registered at the close of business on the date the trustee has set as the date on which a registered holder as of that date would be entitled to receive the defaulted interest payment (the special record date). Notice of the payment will be given to the holder of that debt security not less than 10 days before the special record date. It may also be paid at any time in any other lawful manner, all as more completely described in the Indenture. If interest is not paid within 30 days of the due date, the trustee or holders of not less than 25% of the principal amount of the outstanding debt securities of that series may accelerate the securities. See “—Events of Default, Notice and Waiver.”

Subject to certain limitations applicable to debt securities issued in book-entry form, our debt securities of any series:

•	will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such debt securities at the corporate trust office of the applicable trustee; and

•	may be surrendered for conversion or registration of transfer at the corporate trust office of the applicable trustee.

Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration or exchange. We may at any time change transfer agents or approve a change in the location through which any transfer agent acts. However, we will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of debt securities.

Neither we nor any trustee will be required:

•	to issue, exchange or register the transfer of any debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

•	to exchange or register the transfer of any debt security, or portion of the security, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or

•	to issue, exchange or register the transfer of any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

Merger, Consolidation or Sale

The Indenture provides that we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation. Those transactions are permitted if:

•	we are the continuing corporation, or, if not, the resulting or acquiring entity assumes all of our responsibilities and liabilities under the Indenture, including the payment of all amounts due on the debt securities and performance of the covenants and conditions contained in the Indenture;

•	immediately after giving effect to such transaction and treating any indebtedness which becomes our obligation or an obligation of any of our subsidiaries as a result thereof as having been incurred by us or such subsidiary at the time of such transaction, no event of default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

•	an officer’s certificate and legal opinion covering these conditions are delivered to the trustee.

Certain Covenants

Existence.    Except as permitted under “—Merger, Consolidation or Sale,” the Indenture requires that we do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, rights (by articles of incorporation, bylaws or statute) and franchises. We may, however, dispose of any right or franchise if we determine that the right or franchise is no longer desirable in the conduct of our business.

Maintenance of Properties.    As required in the Indenture, we will maintain, keep in good condition and make all necessary repairs, renewals, replacements, betterments and improvements of our, or our subsidiaries’ properties that we deem necessary so that the business carried on in connection with those properties may be properly and advantageously conducted at all times. We, or our subsidiaries may, however, sell or otherwise dispose for value our properties in the ordinary course of business.

Insurance.    We, and our subsidiaries, will maintain the customary policies of insurance with responsible companies, taking into consideration prevailing market conditions and availability, for all of our properties and operations.

Payment of Taxes and Other Claims.    We will pay or discharge or cause to be paid or discharged (or, if applicable, cause to be transferred to bond or other security), before the same shall become delinquent,

•	all taxes, assessments and governmental charges levied or imposed upon us or any of our subsidiaries or upon our income, profits or property or any of our subsidiaries, and

•	all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of any of our subsidiaries.

We will not however, pay or discharge (or transfer to bond or other security) or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Provision of Financial Information.    Whether or not we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, the Indenture requires that we, within 15 days after each of the respective dates by which we would have been required to file annual reports, quarterly reports and other documents with the SEC if we were so subject,

•	transmit by mail to all holders of debt securities, as their names and addresses appear in the applicable register for such debt securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that we would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 if we were subject to such Sections,

•	file with the trustee copies of the annual reports, quarterly and other documents that we would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 if we were subject to such Sections, and

•	supply promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder of debt securities.

Additional Covenants.    If we make any additional covenants with respect to any series of debt securities we will describe those covenants in the applicable prospectus supplement.

Events of Default, Notice and Waiver

The Indenture provides that the following events are “Events of Default” with respect to any series of debt securities issued:

•	failure to pay interest on any debt security of that series for 30 days after the payment is due;

•	failure to pay the principal of or any premium on any debt security of that series at its maturity;

•	failure to deposit any sinking fund payment when due on debt securities of that series;

•	failure to perform any of our other covenants in the Indenture (unless the covenant applies to a different series of debt securities issued under the Indenture), for 60 days after we receive written notice as provided in the Indenture;

•	default under any evidence of our indebtedness or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured which results in the acceleration of indebtedness in an aggregate principal amount exceeding $10,000,000, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled as provided in the Indenture;

•	any case, proceeding or other action under bankruptcy, insolvency, reorganization or relief of debtors laws is initiated by or against us (or any of our Significant Subsidiaries) in which the entity initiating the case, proceeding or other action seeks to have an order for relief entered with respect to it, or seeks to adjudicate us (or any of our Significant Subsidiaries) bankrupt or insolvent, or seeks reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to our (or any of our Significant Subsidiaries’) debts;

•	a court grants relief in connection with any of the cases, proceedings or other actions described above;

•	we (or any of our Significant Subsidiaries) seek appointment of a receiver, trustee, custodian, conservator or other similar official for us (or any of our Significant Subsidiaries) or for all or any substantial part of our (or any of our Significant Subsidiaries’) assets, or we (or any of our Significant Subsidiaries) make a general assignment for the benefit of our (or any of our Significant Subsidiaries’) creditors; and

•	any other event of default provided with respect to that series of debt securities.

The term “Significant Subsidiary” means each of our significant subsidiaries (as defined in Regulation S-X promulgated under the Securities Act of 1933) that, in general, meets any of the following tests:

(i) our investments in the subsidiary or advances to it exceed 10% of our total assets; or

(ii) our proportionate share of the subsidiary’s total assets exceeds 10% of our total assets; or

(iii) our equity in the income from the subsidiary’s continuing operations exceeds 10% of our income.

If an Event of Default for any series of our outstanding debt securities occurs and is continuing, then the applicable trustee or the holders of at least 25% of the principal amount of the outstanding debt securities of that series may declare the principal amount (or, where applicable such portion of the principal amount as may be specified in the terms) of all of the debt securities of that series to be due and payable immediately by written notice to us (and to the applicable trustee if given by the holders). However, at any time after a declaration of acceleration has been made, the holders of a majority of the principal amount of debt securities of that series (or of each series of debt securities then outstanding under the Indenture, as the case may be) can rescind and annul the declaration and its consequences if:

•	we have deposited with the applicable trustee all required payments of the principal, premium and interest on the debt securities of such series (or of all debt securities then outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee; and

•	all events of default, other than the nonpayment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture.

The Indenture also provides that the holders of not less than a majority in principal amount of the debt securities of any series (or of each series of debt securities then outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

•	in the payment of the principal, any premium or interest on any debt security of the series or

•	in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected by that default.

The Indenture provides that the trustee is required to give notice to the holders of the debt securities within 90 days of a default under the indenture unless such default shall have been cured or waived. However, the trustee may withhold notice to the holders of any such series of debt securities of any default with respect to that series (except a default in the payment of the principal, any premium or interest on any debt security of that series or in the payment of any sinking fund installment in respect of any debt security of that series) if specified responsible officers of the trustee consider such withholding to be in the interest of the holders.

The Indenture provides that no holder of our debt securities of any series may institute any proceeding, judicial or otherwise, with respect to the Indenture or for any remedy, except in the case of the failure of the applicable trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of the series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on the debt securities held by that holder at the respective due dates.

Subject to provisions in the Indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of debt securities then outstanding under the Indenture, unless those holders have offered to the trustee reasonable security or indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series (or of each series of debt securities then outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve such trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not involved.

Within 120 days after the close of each fiscal year, we are required to deliver to each trustee under the Indenture a certificate, signed by one of several specified officers, stating whether such officer has knowledge of any default under the Indenture and, if so, specifying the nature and status of each such default.

Modification of the Indenture

Modifications and amendments of the Indenture may be made only with the consent of the holders of a majority in principal amount of all of our outstanding debt securities issued which are affected by such modification or amendment. The following modifications or amendments will not be effective against a holder without its consent:

•	a change in the stated maturity of the principal of, installment of interest or premium (if any) on the debt security;

•	a reduction in the principal amount of, or the rate of amount of interest on, or any premium payable upon redemption of, the debt security;

•	a reduction in the principal amount of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;

•	a change in the place of payment, or the currency or currencies, for payment of principal of, or premium, if any, or interest on any such debt security;

•	an impairment of the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

•	a reduction in the percentage of outstanding debt securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions of or certain defaults and consequences under, or to reduce the quorum or voting requirements set forth in the Indenture; or

•	a modification of any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security.

The holders of a majority in aggregate principal amount of outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, our compliance with certain of our covenants in the Indenture, including those described in “—Certain Covenants.”

We, and the trustee may modify or amend the Indenture without the consent of any holder of debt securities for any of the following purposes:

•	to evidence the succession of another person to us as obligor under the Indenture;

•	to add to our covenants for the benefit of the holders of all or any series of debt securities issued or to surrender any right or power conferred upon us in the Indenture;

•	to add events of default for the benefit of the holders of all or any series of debt securities issued;

•	to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities issued in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of such debt securities of any series in any material respect;

•	to change or eliminate any provision of the Indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any previously created series issued which are entitled to the benefit of such provision;

•	to secure the debt securities issued;

•	to establish the form or terms of debt securities of any series issued, including the provisions and procedures, if applicable, for the conversion of such debt securities into shares of our common stock;

•	to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the Indenture by more than one trustee;

•	to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect in any material respect the interests of holders of debt securities of any series issued; or

•	to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities issued, provided that such action shall not adversely affect in any material respect the interests of the holders of the debt securities of any series issued.

The Indenture provides that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver or whether a quorum is present at a meeting of holders of the debt securities,

•	the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal that would be due and payable as of the date of such determination if the maturity were to be accelerated;

•	the principal amount of a debt security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount (or, in the case of an original issue discount security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided above);

•	the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless the Indenture otherwise provides; and

•	debt securities we own or any other obligor upon the debt securities or any of our affiliates or of such other obligor shall be disregarded.

Meetings of the Holders of Debt Securities

The Indenture contains provisions for convening meetings of the holders of an issued series of debt securities. A meeting may be called at any time by the trustee and also, upon our request, or the request of holders of at least 10% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the holder of each debt security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series. However, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage which is less than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened. Such resolution must be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the holders of that specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series. However, if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding debt securities of such series will constitute a quorum.

Notwithstanding the provisions described above, if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected thereby, or of the holders of such series and one or more additional series:

•	there shall be no minimum quorum requirement for such meeting; and

•	the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise indicated in the applicable prospectus supplement, we may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

Unless otherwise indicated in the applicable prospectus supplement, we may elect either:

•	to defease and be discharged from any and all obligations (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such debt securities and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust) with respect to such debt securities (“defeasance”); or

•

to be released from our obligations with respect to those debt securities under the Indenture (being the restrictions described under the caption “—Certain Covenants”) or if provided in the applicable prospectus supplement, our obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such debt securities (“covenant defeasance”), in either case upon our irrevocable deposit with the applicable trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates.

Such a trust may only be established if, among other things, we have delivered to the applicable trustee an opinion of counsel (as specified in the Indenture) confirming that:

•	the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance; and

•	the holders will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

The opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture. In the event of such defeasance, the holders of such debt securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

“Government Obligations” means securities that are:

•	of the same government that issued the currency in which the series of debt securities are denominated and in which interest is payable; or

•	of government agencies backed by the full faith and credit of such government.

Unless otherwise provided in the applicable prospectus supplement, if after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series,

•	the holder of a debt security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security; or

•	a conversion event (as described below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate.

A conversion event is the cessation of use of:

•	a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of actions by a central bank or other public institution of or within the international banking community;

•	the European currency unit (the “ECU”) both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities; or

•	any currency unit or composite currency other than the ECU for the purposes for which it was established.

Unless otherwise described in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

In the event we effect covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any event of default, other than the event of default described in the fourth clause under “—Events of Default, Notice and Waiver” with respect to the specified sections in the Indenture (which sections would no longer be applicable to such debt securities) or the ninth clause with respect to any other covenants as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such debt securities are payable and Government Obligations on deposit with the applicable trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such event of default. In any such event, we would remain liable to make payments of such amounts due at the time of acceleration.

The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Convertible Debt Securities

The terms and conditions, if any, upon which the debt securities are convertible into shares of our common stock will be set forth in the applicable prospectus supplement. Such terms will include:

•	whether such debt securities are convertible into shares of common stock,

•	the conversion price (or manner of calculation thereof),

•	the conversion period,

•	provisions as to whether conversion will be at our option or at the option of the holders, and

•	the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion, including restrictions directed at maintaining our REIT status.

Reference is made to the section captioned “Description of Common Stock” for a general description of shares of our common stock to be acquired upon the conversion of debt securities, including a description of certain restrictions on the ownership of shares of our common stock.

Book-Entry Debt Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to such series.

DESCRIPTION OF PREFERRED STOCK

The following is a general description of the preferred stock that we may offer from time to time. The particular terms of the preferred stock being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement. The statements below describing our preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and our bylaws.

Our authorized capital stock consists of 190,000,000 shares of common stock, par value $0.01 per share, 15,000,000 shares of preferred stock, par value $0.01 per share, and 205,000,000 shares of excess stock, par value $0.01 per share, issuable in exchange for capital stock as described below under “Description of Common Stock—Restrictions on Ownership.” As of December 31, 2005, we had 1,781,589 shares of 9% Non-Voting Series A Preferred Stock outstanding, all of which was issued in connection with our merger with Captec Net Lease Realty, Inc. in December 2001, and we had 10,000 shares of 6.70% Non-Voting Series B Cumulative Convertible Perpetual Preferred Stock outstanding.

General

Under our articles of incorporation, our Board of Directors may from time to time establish and issue one or more series of preferred stock without stockholder approval. Our Board of Directors may, subject to the express provisions of any other series of preferred stock then outstanding, alter the designation, classify or reclassify any unissued preferred stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series. The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Preferred stock will, when issued, be fully paid and nonassessable.

The prospectus supplement relating to any preferred stock offered under it will contain the specific terms, including:

•	the number of shares, designation or title of the shares and offering price of the shares;

•	the dividend rate on the shares of the series, if any, whether any dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

•	the date from which dividends on the preferred stock will accumulate, if applicable;

•	the redemption rights, including conditions and the price(s), if any, for shares of the series;

•	the terms and amounts of any sinking fund for the purchase or redemption of shares of the series;

•	the rights of the shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, and the relative rights of priority, if any, of payment of shares of the series;

•	whether the shares of the series will be convertible into shares of any other class or series, or any of our other securities, or securities of any other corporation or other entity, and, if so, the specification of the other class or series of the other security, the conversion price(s) or dates on which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series;

•	the voting rights, if any, of the holders of shares of the series; and

•	any other relative rights, preferences and limitations on that series.

Rank

Unless otherwise specified in the prospectus supplement, our preferred stock, of a particular series, being issued will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

•	senior to all classes or series of our common stock, and to all equity securities ranking junior to preferred stock we have issued,

•	on a parity with our existing 9% Non-Voting Series A Preferred Stock and 6.70% Non-Voting Series B Cumulative Convertible Perpetual Preferred Stock and all equity securities we have issued, the terms of which specifically provide that such equity securities rank on a parity with the preferred stock; and

•	junior to all preferred stock of a different series that we have issued the terms of which specifically provide that such equity securities rank senior to preferred stock of another series.

The term “equity securities” does not include convertible debt securities.

Dividends

Holders of preferred stock of each series will be entitled to receive, when, as and if declared by our Board of Directors, out of our assets legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable prospectus supplement) at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by our Board of Directors.

Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date. We will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

If preferred stock of any series is outstanding, we will not pay or declare a full dividend on a series of parity or junior preferred stock or common stock unless:

•	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full cumulative dividends on the preferred stock through the then-current dividend period; or

•	for preferred stock lacking cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full dividends for the then-current dividend period.

If dividends are not paid in full (or if a sum sufficient has not been set aside for full payment), then dividends for both that series and any parity series will be declared pro rata. Therefore, the amount of dividends declared per share of both series will maintain the same ratio that accrued dividends per share of each series bear to each other. Accrued dividends will not include any accumulation in respect of unpaid dividends for prior dividend periods if such shares of preferred stock do not have a cumulative dividend. No interest, or sum of money in lieu of interest, shall be payable for any dividend payment or payments on preferred stock of such series which may be in arrears.

Except as provided in the immediately preceding paragraph, unless we have paid, or declared and set apart a sum sufficient to pay the then current dividend (including dividend payments in arrears if dividends are cumulative) for a series of preferred stock, we will not declare dividends (other than in common stock or preferred stock ranking junior to the preferred stock of such series as to dividends and upon liquidation) or pay or set aside for payment or declare or make any other distribution upon shares of the common stock, junior stock or parity stock as to dividends or upon liquidation. Additionally, we shall not redeem, purchase or otherwise acquire for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) any shares of common stock, junior stock or parity stock as to dividends or upon liquidation. However, we may convert or exchange those shares into junior stock as to dividends and upon liquidation.

Redemption

If so provided in the applicable prospectus supplement, any series of our preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

The prospectus supplement relating to a series of our preferred stock that is subject to mandatory redemption will specify:

•	the number of shares of such preferred stock that we will redeem in each year;

•	the year the redemption will commence;

•	the redemption price per share, together with an amount equal to all accrued and unpaid dividends to the date of redemption; and

•	whether the redemption price may be payable in cash or other property.

If the redemption price for our preferred stock of any series is payable only from the net proceeds of the issuance of our capital stock, the terms of such preferred stock may provide that, if we have not issued capital stock or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into the applicable class or series of our capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

We cannot redeem, purchase or otherwise acquire shares of a series of preferred stock unless:

•	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full cumulative dividends on the preferred stock through the then-current dividend period; or

•	for preferred stock lacking cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full dividends for the then-current dividend period.

The foregoing shall not prevent the purchase or acquisition of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series.

If fewer than all of our outstanding preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed. We may redeem the shares on a pro rata basis from the holders of record of those shares in proportion to the number of those shares held or for which redemption is requested by the holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner we determine.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

•	the redemption date;

•	the number of shares and the series of preferred stock to be redeemed;

•	the redemption price;

•	the place or places where certificates for such shares are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

•	the date upon which the holder’s conversion rights, if any, as to such shares shall terminate.

If fewer than all of the preferred stock of any series are to be redeemed, the notice mailed to each holder shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any of our preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on the preferred stock, and all rights of the holders of the redeemable shares will terminate, except the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment will be made to the holders of any shares of common stock or any other class or series of preferred stock ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all our outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.

Voting Rights

Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class),

•	authorize or create, or increase the authorized or issued amount of, any class or series of our capital stock ranking senior to such series of preferred stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital shares into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

•	amend, alter or repeal the provisions of our articles of incorporation or the designating amendment for such series of preferred stock, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof.

However, with respect to the occurrence of any of the Events set forth above, so long as the preferred stock remains outstanding with the terms materially unchanged, taking into account that upon the occurrence of an Event, we may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred stock. Further,

•	any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or

•	any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of preferred stock of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

The terms and conditions, if any, upon which any series of preferred stock is convertible into shares of our common stock will be set forth in the applicable prospectus supplement. Such terms will include:

•	the number of shares of common stock into which the shares of preferred stock are convertible,

•	the conversion price (or manner of calculation),

•	the conversion period,

•	provisions as to whether conversion will be at the option of the holders of preferred stock or us,

•	the events requiring an adjustment of the conversion price, and

•	provisions affecting conversion in the event of the redemption of such series of preferred stock.

Restrictions on Ownership

As discussed below under “Description of Common Stock—Restrictions on Ownership,” for us to qualify as a REIT under the U.S. Internal Revenue Code (the “Code”), not more than 50% in value of our outstanding equity securities of all classes may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities, including any of our preferred stock. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of preferred stock.

Book-Entry Preferred Stock

The preferred stock of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of preferred stock will be described in the applicable prospectus supplement relating to such series.

Registrar and Transfer Agent

The registrar and transfer agent for the preferred stock will be set forth in the applicable prospectus supplement. Wachovia Bank, N.A. is the transfer agent of our existing 9% Non-Voting Series A Preferred Stock and 6.70% Non-Voting Series B Cumulative Convertible Perpetual Preferred Stock.

DESCRIPTION OF DEPOSITARY SHARES

The following is a general description of the depositary shares that we may offer from time to time. The particular terms of the depositary shares being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement.

General

We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of a class of our preferred stock, as specified in the applicable prospectus supplement. We will deposit shares of preferred stock of each series represented by depositary shares under a separate deposit agreement among us, the applicable depositary and the holders from time to time of the depositary receipts. Generally, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of the particular series of shares of preferred stock represented by the appropriate depositary shares, to all the rights and preferences of those shares of preferred stock (including dividend, voting, conversion, redemption and liquidation rights). As of December 31, 2005, we had no depositary shares issued or outstanding.

The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following our issuance and delivery of our preferred stock to the depositary, we will cause the preferred stock depositary to issue, on our behalf, the depositary receipts. Upon request we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of the applicable depositary receipts in proportion to the number of depositary receipts owned by such holder.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the appropriate record holders of depositary receipts. If the depositary determines that it is not feasible to make such distribution, then it may, with our approval, sell such property and distribute the net proceeds to the record holders.

Withdrawal of Shares

Generally, if a holder surrenders depositary receipts at the corporate trust office of the preferred stock depositary (unless the related depositary shares have previously been called for redemption), the holder will be entitled to receive at that office the number of whole or fractional shares of preferred stock and any money or other property represented by the depositary shares. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of shares of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such preferred stock will not be entitled to receive depositary shares for the preferred stock. If a holder seeks to withdraw more depositary shares than are available, then the preferred stock depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Redemption of Depositary Shares

Whenever we redeem preferred stock held by the preferred stock depositary, the depositary will redeem as of the same redemption date the appropriate number of depositary shares, provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends (except, with respect to noncumulative shares of preferred stock, dividends for the current dividend period only) to the date fixed for redemption. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock specified in the applicable prospectus supplement. If less than all the depositary shares are to be redeemed, the amount redeemed will be selected by the depositary by lot.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. All rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Payments will be made when holders surrender their depositary receipts to the depositary.

Voting of the Underlying Preferred Stock

Upon receipt of notice of any meeting at which the holders of shares of preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of shares of preferred stock represented by such holder’s depositary shares. The depositary will vote in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting to the extent it does not receive specific instructions from the depositary receipts holders.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, each holder of a depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of applicable preferred stock, as set forth in the appropriate prospectus supplement.

Conversion of Preferred Stock

Our depositary shares, as such, are not convertible into shares of our common stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by their holders to the depositary with written instructions to the depositary to instruct us to cause conversion of the shares of represented preferred stock into whole shares of common stock or preferred stock, as the case may be, and we will agree that upon receipt of such instructions and any amounts payable, we will convert the depositary shares utilizing the same procedures as those provided for delivery of shares of preferred stock to effect such conversion. If the depositary shares are to be converted in part only, one or more new depositary receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

We and the depositary may, at any time, agree to amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts will not be effective unless that amendment has been approved by the existing holders of at least a majority of the depositary shares.

We may terminate the deposit agreement upon not less than 30 days’ prior written notice to the preferred stock depositary if:

•	the termination is to preserve our status as a REIT or

•	a majority of each class of preferred stock affected by the termination consents to the termination,

whereupon the depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts.

In addition, the deposit agreement will automatically terminate if:

•	all outstanding depositary shares shall have been redeemed;

•	there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of the applicable depositary receipts; or

•	each share of related preferred stock shall have been converted into capital stock not so represented by depositary shares.

Charges of Preferred Stock Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, unless otherwise specified in the applicable prospectus supplement, holders of depositary receipts will pay the fees and expenses of the depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the deposit agreement.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary, which must be appointed within 60 days after delivery of the notice of resignation or removal and, as in the case of the original preferred stock depositary, must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The depositary will forward to holders of depositary receipts any reports and communications from us, including our annual reports and Exchange Act filings, which are received by the depositary with respect to the related preferred stock.

We, as well as the depositary, will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and those of the depositary under the deposit agreement will be limited to performing our respective duties in good faith and without negligence, gross negligence or willful misconduct, and neither of us will be obligated to prosecute or defend any legal proceeding relating to any depositary receipts, depositary shares or shares of preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depositary receipts, holders of depositary receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

If the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

DESCRIPTION OF COMMON STOCK

The following description of our common stock sets forth certain general terms and provisions of the common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of our debt securities or our preferred stock or upon the exercise of our warrants to purchase common stock. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and bylaws.

General

Our authorized capital stock consists of 190,000,000 shares of common stock and 15,000,000 shares of preferred stock. There also is authorized 205,000,000 shares of excess stock, issuable in exchange for capital stock, as described below under “—Restrictions on Ownership.” As of December 31, 2005, we had outstanding 55,130,876 shares of common stock. All issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

The holders of common stock elect all directors and are entitled to one vote per share on all matters submitted to a vote of the stockholders. Stockholders are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. Upon our liquidation, dissolution or winding up, holders of common stock are entitled to share pro rata in any distribution to stockholders. Holders of common stock have no preemptive, subscription or conversion rights. The common stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

Restrictions on Ownership

For us to qualify as a REIT, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. The shares must be beneficially owned (without reference to any rules of attribution) by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and certain other requirements must be satisfied. See “Federal Income Tax Considerations—Taxation of Commercial Net Lease Realty, Inc.”

To ensure that five or fewer individuals do not own more than 50% in value of the outstanding common stock, our articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding capital stock. Our Board of Directors may waive this ownership limit if evidence satisfactory to us and our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, our Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our status as a REIT.

This ownership limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, this ownership limit may prevent any person or small group of persons from acquiring unilateral control of us.

If the ownership, transfer or acquisition of shares of common stock, or change in our capital structure or other event or transaction would result in:

•	any person owning (applying certain attribution rules) capital stock in excess of the ownership limit,

•	fewer than 100 persons owning our capital stock,

•	our being “closely held” within the meaning of Section 856(h) of the Code, or

•	our otherwise failing to qualify as a REIT,

then the ownership, transfer or acquisition, or change in capital structure or other event or transaction that would have such effect will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize our status as a REIT will automatically be converted to excess stock. A holder of excess stock is not entitled to distributions, voting rights, and other benefits with respect to such shares except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of excess stock, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee or holder of excess stock shall be repaid to us upon demand. Excess stock shall be subject to our repurchase at our election. The purchase price of any excess stock shall be equal to the lesser of:

•	the price paid in such purported transaction (or, in the case of a devise or gift or similar event resulting in the issuance of excess stock, the fair market value at the time of such devise or gift or event), or

•	the fair market value of such common stock on the date on which we or our designee determines to exercise its repurchase right.

If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any excess stock may be deemed, at our option, to have acted as an agent on our behalf in acquiring such excess stock and to hold such excess stock on our behalf.

For purposes of our articles of incorporation, the term “person” shall mean:

•	an individual,

•	a corporation,

•	a partnership,

•	an estate,

•	a trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code),

•	a portion of a trust permanently set aside to be used exclusively for the purposes described in Section 642(c) of the Code,

•	an association,

•	a private foundation within the meaning of Section 509(a) of the Code,

•	a joint stock company or other entity, or

•	a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934;

but does not include an underwriter which participated in a public offering of our capital stock for a period of sixty (60) days following the purchase by such underwriter of capital stock therein, provided that the foregoing exclusions shall apply only if the ownership of such capital stock by such underwriter would not cause us to fail to qualify as a REIT by reason of being “closely held” within the meaning of Section 856(a) of the Code or otherwise cause us to fail to qualify as a REIT.

All certificates representing capital stock will bear a legend referring to the restrictions described above.

Our articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5.0% of the outstanding capital stock, or such lower percentage as may be required pursuant to regulations under the Code or as may be requested by our Board of Directors, must file a written notice with us no later than January 31 of each year with respect to the prior year containing:

•	the name and address of such owner,

•	the number of shares of capital stock owned by such holder and

•	a description of how such shares are held.

In addition, each stockholder shall be required to disclose, upon demand, to us in writing such information that we may request in good faith in order to determine our status as a REIT or to comply with the requirements of any taxing authority or governmental agency.

The ownership limitations described above may have the effect of precluding acquisitions of control of us by a third party.

Certain Provisions of Maryland Law and Our Articles of Incorporation and Bylaws

The following summary of certain provisions of the Maryland General Corporation Law and our articles of incorporation and bylaws is not complete. You should read the Maryland General Corporation Law and our articles of incorporation and bylaws for more complete information.

Limitation of Liability of Directors and Officers.    Our articles of incorporation provide that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer shall be liable to us or our stockholders for money damages. The Maryland General Corporation Law provides that we may restrict or limit the liability of directors or officers for money damages except

•	to the extent anyone actually received an improper benefit or profit in money, property or services; or

•	a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action was material to the cause of action adjudicated and the action or failure to act was the result of bad faith or active and deliberate dishonesty.

Indemnification of Directors and Officers.    Our articles of incorporation and bylaws permit us to indemnify any of our employees or agents. The bylaws require us to indemnify each director or officer who has been successful in defending any proceeding to which he or she is made a party by reason of his or her service to us. We have also entered into separate indemnification agreements with certain of our directors and certain of our executive officers. The agreements require that we indemnify our directors and officers to the fullest extent permitted by Maryland General Corporation Law. The agreements also require us to indemnify and advance all expenses incurred by directors and officers seeking to enforce their indemnification agreements. We must also cover directors and officers under our directors’ and officers’ liability insurance. Although the form indemnification agreement offers substantially the same scope of coverage as our articles of incorporation and bylaws, the agreements provide greater assurance to the directors and officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by our stockholders.

The Maryland General Corporation Law provides that we may indemnify directors and officers unless

•	the director actually received an improper benefit or profit in money, property or services;

•	the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or

•	in a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

Meetings of Stockholders.    Our bylaws provide for an annual meeting of stockholders to elect individuals to the Board of Directors and transact such other business as may properly be brought before the meeting. Special meetings of stockholders may be called by the Chairman of the Board of Directors, the Chief Executive Officer

or a majority of the members of the Board of Directors and shall be called by the Secretary at the request in writing of the holders of not less than a majority of the outstanding shares of common stock entitled to vote.

Our bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken by unanimous written consent without a meeting. The written consent must, among other items, specify the action to be taken and be signed by each stockholder entitled to vote on the matter.

Transfer Agent

Wachovia Bank, N.A. is the transfer agent of the common stock.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of common or preferred stock. If we offer warrants, we will describe the terms in a prospectus supplement. Warrants may be offered independently, together with other securities offered by any prospectus supplement, or through a dividend or other distribution to stockholders and may be attached to or separate from other securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as shall be set forth in the applicable prospectus supplement. A warrant agent would act solely as our agent in connection with the warrants of a particular series and would not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of such warrants.

The following are some of the warrant terms that could be described in a prospectus supplement:

•	the title of the warrant;

•	the aggregate number of warrants;

•	price or prices at which the warrant will be issued;

•	the designation, number and terms of the preferred shares or common shares that may be purchased on exercise of the warrant;

•	the date, if any, on and after which the warrant and the related securities will be separately transferable;

•	the price at which each security purchasable on exercise of the warrant may be purchased;

•	the dates on which the right to purchase the securities purchasable on exercise of the warrant will begin and end;

•	the minimum or maximum number of securities that may be purchased at any one time;

•	any anti-dilution protection;

•	information with respect to book-entry procedures, if any;

•	a discussion of material federal income tax considerations; and

•	any other warrant terms, including terms relating to transferability, exchange or exercise of the warrant.

FEDERAL INCOME TAX CONSIDERATIONS

Introduction

The following are the material federal income tax consequences of the ownership of our capital stock, prepared by Pillsbury Winthrop Shaw Pittman LLP, our tax counsel. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Department regulations, administrative interpretations and court decisions as in effect as of the date of this prospectus, all of which may change, retroactively or prospectively, and may be subject to differing interpretations.

This discussion addresses only shares of our stock held as capital assets. It does not address all aspects of federal income taxation that may be relevant to a stockholder based upon that stockholder’s particular circumstances or to a stockholder subject to special rules, such as:

•	a stockholder who is not a citizen or resident of the United States;

•	a foreign corporation, foreign estate or foreign trust;

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a stockholder that holds its stock as part of a hedge, appreciated financial position, straddle or conversion transaction; or

•	a stockholder who acquired stock pursuant to the exercise of options or otherwise as compensation.

The discussion below is intended to provide only a general summary of the material federal income tax consequences of the ownership and disposition of our stock, and is not a complete analysis or description of our tax treatment as a REIT, or of the ownership and disposition of our stock. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances or any non-income tax or any foreign, state or local tax consequences. You are strongly urged to consult your own tax advisor to determine the particular tax consequences of these matters.

Taxation of Commercial Net Lease Realty, Inc.

General.    Since our inception, we have elected, and believe we have qualified, to be taxed as a REIT for federal income tax purposes, as defined in Sections 856 through 860 of the Code. The provisions of the Code pertaining to REITs are highly technical and complex. If various conditions imposed by the Code are met, a REIT is, with limited exceptions, not taxed at the corporate level on income that is currently distributed to the REIT’s stockholders. Undistributed income is taxed at regular corporate rates and may be subject to a 4% excise tax. In addition, a REIT may be subject to the “alternative minimum tax” on its items of tax preference and is subject to income tax at the highest corporate rate on income from foreclosure property and to penalty taxes on excessive unqualified income and prohibited transactions.

If we fail to qualify as a REIT for any taxable year and certain relief provisions do not apply, we will be subject to federal income tax (including alternative minimum tax) as an ordinary corporation on our taxable income at regular corporate rates without any deduction or adjustment for distributions to holders of common stock or preferred stock. To the extent that we would, as a consequence, be subject to tax liability for any such year, the amount of cash available for satisfaction of our liabilities and for distribution to holders of common stock or preferred stock would be reduced. Distributions to holders of common stock or preferred stock generally would be taxable as ordinary income to the extent of current and accumulated earnings and profits, but there can be no assurance that any such distributions would be made. Such distributions would, however, be “qualified dividend income,” which is potentially taxable at long-term capital gain rates for individual stockholders.

Furthermore, subject to certain limitations of the Code, corporate stockholders might be eligible for the dividends received deduction. We would not be eligible to elect REIT status for the four subsequent taxable years, unless our failure to qualify was due to reasonable cause and not willful neglect and unless certain other requirements were satisfied.

Opinion of Pillsbury Winthrop Shaw Pittman LLP.    Based upon representations made by our officers with respect to relevant factual matters, upon the existing Code provisions, rules and regulations promulgated thereunder (including proposed regulations) and reported administrative and judicial interpretations thereof, upon Pillsbury Winthrop Shaw Pittman LLP’s independent review of such documents and other information as Pillsbury Winthrop Shaw Pittman LLP deemed relevant in the circumstances and upon the assumption that we will operate in the manner described in this prospectus, Pillsbury Winthrop Shaw Pittman LLP has advised us that, in its opinion, (a) we have, for the years 1984 through 2005, met the requirements for qualification and taxation as a REIT and (b) our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for 2006 and future taxable years. It must be emphasized, however, that our ability to qualify as a REIT is dependent upon our actual operating results and future actions and events and no assurance can be given that the actual results of our operations and the future actions and events will enable us to satisfy in any given year the requirements for qualification and taxation as a REIT.

Requirements for Qualification as a REIT.    As discussed more fully below, the Code defines a REIT as a corporation:

•	which is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	which would be taxable, but for Sections 856 through 860 of the Code, as a domestic corporation;

•	which is neither a financial institution nor an insurance company;

•	the beneficial ownership of which is held by 100 or more persons;

•	which is not closely held; and

•	which meets certain other tests regarding the nature of its assets and income and the amount of its distributions.

Corporate Subsidiaries and Partnerships.    We currently have several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by the parent REIT, unless we and the subsidiary have jointly elected to have it treated as a “taxable REIT subsidiary” (“TRS”), in which case it is treated separately from us and will be subject to federal corporate income taxation. Thus, in applying the requirements described herein, any qualified REIT subsidiary of ours will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. We believe our direct corporate subsidiaries are qualified REIT subsidiaries, except for those which are TRSs. Accordingly, our qualified REIT subsidiaries are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

A REIT is treated as owning its proportionate share of the assets of any partnership in which it is a partner and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership (or limited liability company treated as a partnership) in which we have acquired or will acquire an interest, directly or indirectly, are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Ownership Tests.    More specifically, the ownership requirements that we must satisfy as a REIT are that (a) during the last half of each taxable year not more than 50% of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals and (b) there must be at least 100 stockholders on at least 335 days of such 12-month taxable year (or a proportionate number of days of a short taxable year). In order to meet these requirements, or to otherwise obtain, maintain or reestablish REIT status, and for no other purpose, our articles of incorporation empower our Board of Directors to redeem, at its option, a sufficient number of shares or to restrict the transfer thereof to bring or to maintain the ownership of our shares in conformity with the requirements of the Code. The redemption price to be paid will be fair market value as reflected in the latest quotations, or, if no quotations are available, the net asset value of the shares as determined by our Board of Directors.

Under our articles of incorporation, each holder of our capital stock is required, upon demand, to disclose to our Board of Directors in writing such information with respect to direct and indirect ownership of our shares as the Board of Directors deems necessary to comply with provisions of the Code applicable to us, or to comply with the requirements of any other appropriate taxing authority.

Certain Treasury regulations govern the method by which we are required to demonstrate compliance with these stock ownership requirements and the failure to satisfy such regulations could subject us to substantial penalties. We have represented that we have met, and expect to meet, these stock ownership requirements for each taxable year.

Asset Tests.    At the end of each quarter of our taxable year, at least 75% of the value of our total assets must consist of “real estate assets,” cash and cash items (including receivables) and government securities (the “75% asset test”). The term “real estate assets” includes real property, interests in real property, leaseholds of land or improvements thereon, shares in other REITs, and any property attributable to the temporary investment of new capital (but only if such property is stock or a debt instrument and only for the one-year period beginning on the date we receive such capital). The balance of our assets generally may be invested without restriction, except that holdings of securities not within the 75% class of assets generally must not, with respect to any issuer except a TRS, exceed 5% of the value of our assets (the “5% asset test”) or 10% of the voting power or value of the issuer’s outstanding securities (the “10% asset tests”), and our combined securities holdings in TRSs cannot exceed 20% of our total assets. For purposes of the 10% asset test that relates to value, the following are not treated as securities: (i) loans to individuals and estates, (ii) securities issued by REITs, (iii) accrued obligations to pay rent; (iv) certain debt meeting the definition of “straight debt” if neither we nor a TRS that we control hold more than a de minimis amount of the issuer’s securities that do not qualify as “straight debt,” and (v) debt issued by a partnership if the partnership meets the 75% gross income test (described below) with respect to its own gross income. We have represented that at the end of each quarter we have met, and expect in the future to continue to meet, all of these asset tests.

Should we fail to satisfy the 5% asset test or the 10% asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and (ii) the failure is corrected or we otherwise return to compliance with the tests within 6 months following the quarter in which it was discovered. In addition, should we fail to satisfy any of the asset tests other than failures addressed in the preceding sentence, we nevertheless may qualify as a REIT for such year if (i) the failure is due to reasonable cause and not due to willful neglect, (ii) we file a schedule with a description of each asset causing the failure in accordance with regulations prescribed by the Treasury, (iii) the failure is corrected or we otherwise return to compliance with the asset tests within 6 months following the quarter in which it was discovered, and (iv) we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset tests. We may not qualify for the relief provisions in all circumstances.

Income Tests.    We currently must meet two separate tests with respect to our sources of income for each taxable year. In general, at least 75% of our gross income (excluding income from prohibited transactions) for each taxable year must be from rents from real property, interest on obligations secured by mortgages on real property, gains from the sale or other disposition of real property and certain other sources (the “75% gross income test”). In addition, we must derive at least 95% of our gross income (excluding income from prohibited transactions and from certain real estate liability hedges) for each taxable year from any combination of the items of income which qualify under the 75% gross income test, from dividends and interest and from gains from the sale, exchange or other disposition of certain stocks and securities (the “95% gross income test”).

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts of sales. Our leases provide for either fixed rent, sometimes with scheduled escalations, or a fixed minimum rent and a percentage of gross receipts in excess of some threshold. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner of 10% or more of our aggregate capital stock, directly or constructively own 10% or more of such tenant (referred to as a “related party tenant”). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” We anticipate that none of our gross annual income will be considered attributable to rents that are based in whole or in part on the income or profits of any person, and that no more than a de minimis amount of our gross annual income will be considered attributable to the rental of personal property or be derived from related party tenants. Finally, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” from whom we derive no revenue or a TRS. The “independent contractor” or TRS requirement, however, does not apply to the extent the services provided by us are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, we are currently permitted to earn up to one percent of our gross income from tenants, determined on a property-by-property basis, by furnishing services that are noncustomary or provided directly to the tenants, without causing the rental income to fail to quality as rents from real property. We will provide certain services with respect to our properties. We do not anticipate that any of these services will be (a) of a type other than those usually or customarily rendered in connection with the rental space for occupancy only or (b) of a type considered rendered to any of the occupants of our properties.

Should we fail to satisfy either or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT if:

•	such failure is due to reasonable cause and not willful neglect; and

•	we file a description of each item of our income on a schedule for such year in accordance with regulations prescribed by the Treasury.

However, even if these two requirements were met and we were not disqualified, a penalty tax of 100% would be imposed by reference to the amount by which we failed the 75% or 95% gross income test (whichever amount is greater), multiplied by a fraction intended to reflect our profitability.

Treatment of Structured Finance Loans.    Structured finance loans that we originate generally will not be secured by a direct interest in real property, but by ownership interests in an entity owning real property. In Revenue Procedure 2003-65, the IRS established a safe harbor under which interest from loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as qualifying income for both the 75% and 95% gross income tests, and such loans will be treated as qualifying “real estate assets” for purposes of the 75% asset test, provided several requirements are satisfied. If a structured finance loan does not qualify for the Revenue Procedure 2003-65 safe harbor, the interest income from the loan will be qualifying income for purposes of the 95% gross income test, but may not be qualifying income for purposes of the 75% gross income test. In addition, if the structured finance loan is not a real estate asset and does not qualify as “straight debt” or as one of certain other disregarded instruments, we will be subject to the 10% asset test relating to value with respect to such loan. We believe that our structured finance loans generally either qualify for the Revenue Procedure 2003-65 safe harbor or are treated as “real estate assets” that generate qualifying income under both the 75% and 95% gross income tests and are qualifying assets for purposes of the asset tests.

Tax on Prohibited Transactions.    A REIT will incur a 100% tax on net income derived from any “prohibited transaction.” A “prohibited transaction” generally is a sale or other disposition of property (other than foreclosure property) that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held for sale to customers and that a sale of any such asset would not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when an asset sale will not be characterized as a prohibited transaction. We may fail to comply with such safe-harbor provisions or may own property that could be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

Tax and Deduction Limits on Certain Transactions with Taxable REIT Subsidiaries.    A REIT will incur a 100% tax on certain transactions between a REIT and a TRS to the extent the transactions are not on an arms-length basis. In addition, under certain circumstances the interest paid by a TRS may not be deductible by the TRS. We believe that none of the transactions we have had with our TRSs will give rise to the 100% tax and that none of our TRSs will be subject to the interest deduction limits.

Distribution Requirements.    We must distribute annually to our stockholders ordinary income dividends in an amount equal to at least:

•	90% of the sum of (i) our “real estate investment trust taxable income” (before deduction of dividends paid and excluding any net capital gains) and (ii) the excess of net income from foreclosure property over the tax on such income, minus

•	certain excess non-cash income.

Real estate investment trust taxable income generally is our taxable income computed as if we were an ordinary corporation, with certain adjustments. Distributions must be made in the taxable year to which they relate or, if declared before the timely filing of our tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates.

Furthermore, if we should fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income,

•	95% of our net capital gain net income for such year and

•	any undistributed taxable income from prior periods,

we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

We have represented that we have made and intend to make distributions to stockholders that will be sufficient to meet the annual distribution requirements. Under some circumstances, however, it is possible that we may not have sufficient funds from our operations to pay cash dividends to satisfy these distribution requirements. If the cash available to us is insufficient, we might raise cash in order to make the distributions by borrowing funds, issuing new securities or selling assets. If we ultimately were unable to satisfy the 90% distribution requirement, we would (subject to certain relief provisions) fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation without any deduction or adjustment for distributions to holders of common stock or preferred stock.

If we were to fail to meet the 90% distribution requirement as a result of an adjustment to our tax returns, we could maintain our qualification as a REIT by paying a “deficiency dividend” (plus a penalty and interest) within a specified period which will be permitted as a deduction in the taxable year with respect to which the adjustment is made.

Relief from Certain Other Failures of the REIT Qualification Provisions.    Should we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders.    As used herein, the term “taxable U.S. stockholder” means a taxable holder of our common or preferred stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall be considered taxable U.S. stockholders.

If a partnership, including an entity that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of our stock, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

For U.S. federal income tax purposes, holders of depositary share receipts will be treated as if they held the equivalent fraction of the underlying preferred shares. Accordingly, the discussion below of the consequences of holding our preferred shares applies equally to holders of our depositary receipts.

For any taxable year in which we qualify as a REIT for federal income tax purposes, our distributions to our taxable U.S. stockholders generally will be taxed as ordinary income. Amounts received by such taxable U.S. stockholders that we have properly designated as capital gain dividends generally will be taxed as long-term capital gain (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the taxable U.S. stockholder has held his common stock or preferred stock. However, corporate taxable U.S. stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction allowed to corporations. Distributions to taxable U.S. stockholders in excess of our current or accumulated earnings and profits will be considered first a tax-free return of capital, reducing the tax basis of each stockholder’s common stock or preferred stock and then, to the extent the distribution exceeds each stockholder’s basis, a gain realized from the sale of common stock or preferred stock. We will notify each taxable U.S. stockholder as to the portions of each distribution which, in our judgment, constitute ordinary income, capital gain or return of capital. Any dividend that is (a) declared by us in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months and (b) actually paid by us in January of the following year, shall be deemed to have been both paid by us and received by the stockholders on December 31 of such calendar year and, as a result, will be includable in gross income of the stockholders for the taxable year which includes such December 31.

Taxable U.S. stockholders may not deduct on their income tax returns any net operating or net capital losses we may have. We may carry forward net operating losses for 20 years and may use such losses to reduce taxable income and the amounts that we will be required to distribute in order to remain qualified as a REIT. We may carry forward net capital losses for five years and we may use such losses to reduce capital gains. Losses not used within the relevant period expire.

Upon the sale or other disposition of our common stock or preferred stock, a taxable U.S. stockholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the adjusted basis of the shares involved in the transaction. Such gain or loss will be long-term capital gain or loss if, at the time of sale or other disposition, the shares involved have been held for more than one year. In addition, if a taxable U.S. stockholder receives a capital gain dividend with respect to a share of common stock or preferred stock which he has held for six months or less at the time of sale or other disposition, any loss recognized by the stockholder will be treated as long-term capital loss to the extent of the amount of the capital gain dividend that was treated as long-term capital gain.

Distributions from us and gain from the disposition of common stock or preferred stock will not be treated as passive activity income and, therefore, taxable U.S. stockholders will not be able to apply any passive activity losses against such income. Dividends from us (to the extent they do not constitute a return of capital or capital gain dividends) and, on an elective basis, capital gain dividends and gain from the disposition of common stock or preferred stock generally will be treated as investment income for purposes of the investment income limitation.

The state and local income tax treatment of us and our taxable U.S. stockholders may not conform to the federal income tax treatment described above. (For example, in most states, individual stockholders who are residents of the state will be subject to state income tax on dividends and gains on their shares in us, but the state of Delaware—unlike most, if not all, other states—also taxes nonresident stockholders of a REIT on dividends and gains from the REIT to the extent, if any, that such income is attributable to property located in Delaware.) As a result, investors should consult their own tax advisors for an explanation of how other state and local tax laws would affect their investment in common stock or preferred stock.

Redemption of Preferred Stock for Cash.    The treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of preferred stock can only be determined on the basis of particular facts as to each holder at the time of redemption. As stated above, in general a holder of preferred stock will recognize capital gain or loss measured by the difference between the amount received by the holder of preferred stock upon the redemption and such holder’s adjusted tax basis in the preferred stock redeemed (provided the preferred stock is held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our stock under Section 302(b)(3) of the Code, (ii) is “substantially disproportionate” with respect to the holder’s interest in our stock under Section 302(b)(2) of the Code (which will not be the case if only preferred stock is redeemed, since they generally do not have voting rights), or (iii) is “not essentially equivalent to a dividend” with respect to the holder of preferred stock under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the preferred stock owned by the holder, but also such holder’s ownership of our common stock and any other options (including stock purchase rights) to acquire any of the foregoing. The holder of preferred stock also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If a particular holder of preferred stock owns (actually or constructively) none of our common stock or an insubstantial percentage of our outstanding common stock, then based upon current law, it is probable that the redemption of preferred stock from such a holder would be considered “not essentially equivalent to a dividend.” However, whether a dividend is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of preferred stock intending to rely on any of these tests at the time of redemption should consult the holder’s own tax advisor to determine their application to the holder’s particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the preferred stock will be treated as a distribution on the preferred stock. If the redemption is taxed as a dividend, the holder’s adjusted tax basis in the preferred stock will be transferred to any other shares held by the holder. If the holder of preferred stock owns none of our other stock, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Proposed Treasury Regulations would, if adopted, alter the method for recovering a holder’s adjusted tax basis in any of our stock redeemed in a dividend equivalent redemption. Under the Proposed Treasury Regulations, a holder would be treated as realizing a capital loss on the date of the dividend equivalent redemption equal to the adjusted tax basis of the stock redeemed, subject to adjustments. The recognition of such loss would generally be deferred until the occurrence of specified events, such as, for example, the holder’s ceasing to actually or constructively own any stock. There can be no assurance that the Proposed Treasury Regulations will be adopted, or that they will be adopted in their current form.

Redemption or Conversion of Preferred Stock to Common Stock.    Assuming that preferred stock will not be redeemed or converted at a time when there are distributions in arrears, in general, no gain or loss will be recognized for federal income tax purposes upon the redemption or conversion of our preferred stock at the option of the holder solely into common stock. The basis that a holder will have for tax purposes in the common stock received will be equal to the adjusted basis the holder had in the preferred stock so redeemed or converted and, provided that the preferred stock was held as a capital asset, the holding period for the common stock received will include the holding period for the preferred stock redeemed or converted. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s adjusted basis in such fractional share.

If a redemption or conversion occurs when there is a dividend arrearage on the preferred stock and the fair market value of the common stock exceeds the issue price of the preferred stock, a portion of the common stock received might be treated as a dividend distribution taxable as ordinary income.

Adjustments to Conversion Price.    Under Section 305 of the Code, holders of preferred stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend where the conversion ratio is adjusted to reflect a cash or property distribution with respect to the common stock into which it is convertible. An adjustment to the conversion price made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the preferred stock may not qualify as being pursuant to a bona fide, reasonable adjustment formula. If a nonqualifying adjustment were made, the holders of preferred stock might be deemed to have received a taxable stock dividend.

Current Tax Rates.    The maximum tax rate on the long-term capital gains of domestic non-corporate taxpayers is 15% for taxable years beginning on or before December 31, 2008. The tax rate on “qualified dividend income” is the same as the maximum capital gains rate, and is substantially lower than the maximum rate on ordinary income. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our distributions are not generally eligible for the tax rate on qualified dividend income. As a result, our ordinary REIT distributions are taxed at the higher tax rates applicable to ordinary income. However, the 15% rate does generally apply to:

•	a U.S. stockholder’s long-term capital gain, if any, recognized on the disposition of our stock;

•	distributions we designate as long-term capital gain dividends (except to the extent attributable to Section 1250 property, in which case the 25% tax rate applies);

•	distributions attributable to dividends we receive from non-REIT corporations, including our TRSs; and

•	distributions to the extent attributable to income upon which we have paid corporate tax (for example, the tax we would pay if we distributed less than all of our taxable REIT income).

Without legislation, the maximum tax rate on long-term capital gains will increase to 20% in 2009, and qualified dividend income will no longer be taxed at a preferential rate compared to ordinary income.

Backup Withholding.    We will report to our stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a taxable U.S. stockholder may be subject to backup withholding at a rate of 28% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A taxable U.S. stockholder that does not provide us with his correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the taxable U.S. stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any taxable U.S. stockholders who fail to certify their non-foreign status to us.

Taxation of Tax-Exempt Stockholders.    Distributions by us to a stockholder that is a tax-exempt entity generally will not constitute “unrelated business taxable income” (“UBTI”) as defined in Section 512(a) of the Code, provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. However, qualified trusts that hold more than 10% (by value) of the shares of certain REITs may be required to treat a certain percentage of the distributions of such REITs as UBTI. The conditions which trigger this requirement do not currently exist, and we do not anticipate that they will ever exist. This requirement will apply only if (a) we would not qualify as a REIT for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares being held by qualified trusts and (b) we are “predominantly held” by qualified trusts. A REIT is predominantly held if either (i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income (less certain associated expenses of the REIT). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if we are able to satisfy the five or fewer requirements without relying upon the “look-through” exception. The existing restrictions on ownership of shares in our articles of incorporation will prevent the application of the provisions treating a portion of the REIT distributions as UBTI to tax-exempt entities purchasing shares pursuant to the offering, absent a waiver of the restrictions by our Board of Directors.

Taxation of Non-U.S. Stockholders.    The rules governing United States federal income taxation of “non-U.S. stockholders” (taxable beneficial owners of our stock that are not taxable U.S. stockholders) are complex, and no attempt will be made herein to provide more than a summary of such rules. The following discussion assumes that the income from investment in the capital stock will not be effectively connected with the non-U.S. stockholder’s conduct of a United States trade or business. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to an investment in our capital stock, including any reporting requirements.

Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current and accumulated earnings and profits. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces or eliminates that tax. A number of U.S. tax treaties that reduce the rate of withholding tax on corporate dividends do not reduce, or reduce to a lesser extent, the rate of withholding applied to dividends from a REIT.

We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions paid to a non-U.S. stockholder unless (i) a lower treaty rate applies and the non-U.S. stockholder files IRS Form W-8BEN with us and, if the capital stock is not traded on an established securities market, acquires a taxpayer identification number from the Internal Revenue Service or (ii) the non-U.S. stockholder files IRS Form W-8ECI with us claiming that the distribution is effectively connected income. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder’s shares, such distributions will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of the shares, as described below. If it cannot be determined at the time a distribution is paid whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate of 30%. However, a non-U.S. stockholder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current or accumulated earnings and profits. Such distributions will generally be subject to a 10% withholding tax, which may be refunded to the extent it exceeds the non-U.S. stockholder’s actual U.S. tax liability, provided the required information is furnished to the Internal Revenue Service.

For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxable to a non-U.S. stockholder as dividends of ordinary income not effectively connected to a U.S. trade or business, as described above, provided the class of stock the distributions relate to is “regularly traded” on an established securities market in the United States, and the non-U.S. stockholder does not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Should these requirements not be met, however, such distributions are taxable to a non-U.S. stockholder under certain provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”). These FIRPTA provisions tax such distributions to a non-U.S. stockholder as if such gain were effectively connected with a United States business. Non-U.S. stockholders would thus be taxed at the normal capital gain rates applicable to taxable U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to these FIRPTA provisions may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. stockholder not entitled to treaty exemption or rate reduction. We are required by applicable Treasury Regulations to withhold 35% of any such distribution that could be designated by us as a capital gain dividend. This amount is creditable against the non-U.S. stockholder’s FIRPTA tax liability.

Gain recognized by a non-U.S. stockholder upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. We currently believe that we are, and expect to continue to be, a “domestically controlled REIT,” and in such case the sale of shares would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a non-U.S. stockholder if (i) investment in the shares is treated as “effectively connected” with the non-U.S. stockholders’ U.S. trade or business, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met. Effectively connected gain realized by a corporate non-U.S. stockholder may be subject to an additional 30% branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as taxable U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price.

PLAN OF DISTRIBUTION

We may sell our securities to one or more underwriters for public offering and sale by them or may sell the offered securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the offered securities will be named in the applicable prospectus supplement.

Underwriters may offer and sell our securities at a fixed price or prices, which may be changed, related to the prevailing market prices at the time of sale, or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell our securities upon the terms and conditions set forth in an applicable prospectus supplement. In connection with the sale of our securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of our securities for whom they may act as agent. Underwriters may sell our securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of our securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the our securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase our securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall be not less or more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (i) the purchase by an institution of the offered securities covered by its contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the offered securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of our securities less the principal amount thereof covered by contracts.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

The securities may or may not be listed on a national securities exchange or traded in the over-the-counter market. No assurance can be given as to the liquidity of the trading market for any such securities.

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, the SEC rules may limit the ability of any such underwriters and selling group members to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offerings (in other words, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any over-allotment option described in the prospectus supplement. The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities to the extent that it discourages resales of the securities. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, the representatives of any underwriters may determine not to engage in such transactions or that such transactions, once commenced, may be discontinued without notice.

LEGAL MATTERS

The validity of our securities will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, a limited liability partnership including professional corporations. In addition, the description of federal income tax consequences contained in this prospectus under “Federal Income Tax Considerations” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, the opinion of Pillsbury Winthrop Shaw Pittman LLP.

EXPERTS

The consolidated financial statements and schedules of Commercial Net Lease Realty, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein, and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Our report with respect to the consolidated financial statements refers to the implementation of Financial Accounting Standards Board Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities” (FIN 46R).

2,400,000 Shares

Depositary Shares

Each Representing 1/100 of a Share of

        % Series C Cumulative Redeemable Preferred Stock

PROSPECTUS SUPPLEMENT

October     , 2006

Stifel Nicolaus	A.G. Edwards	Raymond James

BB&T Capital Markets

Comerica Securities

PNC Capital Markets LLC

SunTrust Robinson Humphrey

Wells Fargo Securities